Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

Dated as of March 1, 2025, by and among

Atlantic Coast Recycling Holdings, Inc.,

on the one hand, and

Atlantic Coast Recycling, LLC,

Atlantic Coast Recycling of Ocean County, LLC,

ReVal Group, LLC,

B. Riley Financial, Inc.,

BR Financial Holdings, LLC,

B. Riley Environmental Holdings, LLC,

BRF Investments, LLC,

Mario Gigante,

InfraNext Partners Holdings LLC,

Alan Milton,

Bruce Papp,

Provident Trust Group - Robert Deutschman Roth IRA,

Robert Deutschman,

and Roger Shapiro, on the other hand, and

Daniel Shribman, in his capacity as the Seller Parties’ Representative

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(continued)

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(continued)

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(continued)

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”), dated as of March 1, 2025, is entered into by and among Atlantic Coast Recycling Holdings, Inc., a Delaware corporation (“Purchaser”), on the one hand, and Atlantic Coast Recycling, LLC, a Delaware limited liability company (“Atlantic Coast Recycling”), Atlantic Coast Recycling of Ocean County, LLC, a Delaware limited liability company (“Atlantic Coast Recycling of Ocean County” and, together with Atlantic Coast Recycling, the “Companies” and, individually, a “Company”), ReVal Group, LLC, a Delaware limited liability company (the “Member”), B. Riley Financial, Inc., a Delaware corporation (“B. Riley Financial”), BR Financial Holdings, LLC, a Delaware limited liability company (“BR Financial Holdings”), B. Riley Environmental Holdings, LLC, a Delaware limited liability company (“B. Riley Environmental Holdings”), BRF Investments, LLC, a Delaware limited liability company (“B. Riley Investments”), Mario Gigante (“Gigante”), InfraNext Partners Holdings LLC, a Delaware limited liability company (“InfraNext”), Alan Milton (“Milton”), Bruce Papp (“Papp”), Provident Trust Group - Robert Deutschman Roth IRA (the “Deutschman IRA”), Robert Deutschman (“R. Deutschman”), and Roger Shapiro (“Shapiro”), on the other hand, and Daniel Shribman, in his capacity as the Seller Parties’ Representative.

The Member, B. Riley Financial, BR Financial Holdings, B. Riley Environmental Holdings, and B. Riley Investments, collectively, are referred to in this Agreement from time to time as the “B. Riley Parties” and each, a “B. Riley Party”. The B. Riley Parties, together with Gigante, InfraNext, Milton, R. Deutschman, Deutschman IRA, Shapiro and Papp, are referred to in this Agreement from time to time, each as a “Seller Party” and, collectively, as the “Seller Parties.”

The Seller Parties, the Companies and Purchaser are referred to in this Agreement from time to time each as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Companies are engaged in the business of owning and operating Class A recycling facilities to process and sell paper, plastics, and metals sourced from residential, commercial and brokerage accounts, including the use of the Real Property in connection therewith (the “Business”);

WHEREAS, concurrently with the execution of this Agreement, 101 Seventh Street Urban Renewal, LLC, a New Jersey limited liability company (the “Asset Seller”), and Atlantic Coast Recycling, shall enter into an Agreement of Purchase and Sale of Real Property, dated as of the date hereof (the “Asset Purchase Agreement”), pursuant to which Asset Seller shall be obliged to sell, and Atlantic Coast Recycling shall be obligated to acquire, certain real property and related assets used in connection with the Business located at 101 7th Street, Passaic, New Jersey; and

WHEREAS, on or before the Closing, Atlantic Coast Recycling shall assign to Purchaser all of Atlantic Coast Recycling’s rights under the Asset Purchase Agreement;

WHEREAS, the Member owns all of the issued and outstanding membership interests in each of the Companies (the “Interests”); and

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WHEREAS, Purchaser wishes to acquire from the Member all of the Interests.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, the Parties, each intending to be bound hereby, agree as follows:

1. Purchase of Interests

1.1 Interests to be Purchased. At the Closing, the Member shall sell and deliver to Purchaser, and Purchaser shall purchase from the Member, all of the Interests in exchange for the delivery by Purchaser to or for the account of the Member, at the Closing or thereafter as provided by this Agreement the Purchase Price described in Section 1.2.

1.2 Purchase Price.

(a) The purchase price for the Interests (the “Purchase Price”) is Ninety Six Million Four Hundred and Fifty Four Thousand Two Hundred Sixty One Dollars ($96,454,261), minus (i) the Closing Date Debt, minus (ii) the Transaction Expenses, plus or minus, as the case may be, (iii) that amount by which the Closing Date Current Assets are greater than (the “Working Capital Surplus”) or less than (the “Working Capital Deficit”) the Closing Date Current Liabilities, plus (iv) the Capital Expenditure Reimbursement Amounts. “Capital Expenditure Reimbursement Amounts” means the cost of any capital assets related to the Business purchased by the Companies prior to the Closing that are set forth on Schedule 1.2(a).

(b) The Member shall provide, within three (3) Business Days prior to Closing, estimates of the Closing Date Debt, Transaction Expenses and Closing Date Current Assets and Closing Date Current Liabilities to Purchaser at the Closing on Disclosure Schedules 3.22(a), 3.22(b) and 3.22(d) and the Member’s calculation of the Purchase Price based thereon; provided that such estimates of Closing Date Current Assets and Closing Date Current Liabilities shall be calculated using the form attached hereto as Exhibit 1.2(b) and, with respect to the Closing Date Current Assets and Closing Date Current Liabilities, such estimates will be as of January 31, 2025, which shall be prepared in accordance with GAAP, consistently applied in the same manner as in the Financial Statements (together with the estimates of the Closing Date Debt and Transaction Expenses, the “Estimated Closing Statement”).

(c) At Closing, the following portion of the Purchase Price shall be paid to the Member in immediately available funds by wire transfer: Ninety Six Million Four Hundred and Fifty Four Thousand Two Hundred Sixty One Dollars ($96,454,261), minus (i) the estimated Closing Date Debt, minus (ii) the estimated Transaction Expenses, plus (iii) the estimated Working Capital Surplus, if one, minus (iv) the estimated Working Capital Deficit, if one, plus (v) the Capital Expenditure Reimbursement Amounts, minus (vi) the Consent Holdback, which shall be governed by Section 1.5.

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(d) Within one hundred twenty (120) days after the Closing Date (the “True Up Date”), Purchaser shall provide to the Seller Parties’ Representative a statement setting forth Purchaser’s calculation of the actual Closing Date Debt, Transaction Expenses and Working Capital Surplus or Working Capital Deficit, as applicable, and Purchaser’s calculation of the Purchase Price based thereon (the “True Up Calculations”), using the form attached hereto as Exhibit 1.2(b), which shall all be prepared in accordance with GAAP, consistently applied in the same manner as in the Estimated Closing Statement. If the Seller Parties’ Representative accepts the True Up Calculations, or if the Seller Parties’ Representative fails to give notice to Purchaser of any objection within thirty (30) days after receipt of the True Up Calculations (the “Review Period”), the True Up Calculations shall be the final and binding calculation of the Purchase Price adjustment set forth in Section 1.2(e) (the “Purchase Price Adjustment”). During the Review Period, the Seller Parties’ Representative and the Seller Parties’ accountants shall have reasonable access upon prior reasonable notice and during normal business hours to the books and records of Purchaser relating to the Companies and of the Companies, the personnel of Purchaser and/or Purchaser’s accountants to the extent that they relate to the True Up Calculations and to such historical financial information relating to calculations set forth in the True Up Calculations as Seller Parties’ Representative may reasonably request for the purpose of reviewing the True Up Calculations and to prepare any objections thereto, provided, that such access shall be (i) at Seller Parties’ expense, (ii) during normal business hours, (iii) provided in a manner that does not materially interfere with the normal business operations of Purchaser and (iv) subject to the execution of customary confidentiality agreements. In the event that Purchaser does not respond to the inquiries or requests of Seller Parties’ Representative within five (5) days following any such inquiry or request (or such shorter period as may remain in the Review Period), then the Review Period shall be extended by one (1) day for each additional day required for Purchaser to respond to such inquiry or request. If the Seller Parties’ Representative gives notice to Purchaser of an objection to the True Up Calculations during the Review Period, Purchaser and the Seller Parties’ Representative shall attempt in good faith to resolve their differences during the thirty (30) day period following delivery of such notice by the Seller Parties’ Representative to Purchaser (the “Resolution Period”). If Purchaser and the Seller Parties’ Representative are able to resolve their differences during the Resolution Period, the True Up Calculations, as modified to reflect the resolution of the differences between Purchaser and the Seller Parties’ Representative, shall be the final and binding calculation of the Purchase Price Adjustment. If, however, Purchaser and the Seller Parties’ Representative are unable to resolve their differences during the Resolution Period, Purchaser and the Seller Parties’ Representative shall submit any disputed items for binding arbitration to an independent certified public accountant reasonably satisfactory to Purchaser and the Seller Parties’ Representative (the “Independent Accounting Firm”) for a resolution of the dispute. If, within fifteen (15) days after the end of the Resolution Period, the Parties are unable to agree on an Independent Accounting Firm, each of the Seller Parties’ Representative and Purchaser shall propose an Independent Accounting Firm, and the two proposed Independent Accounting Firms shall select a Neutral Accounting Firm to act as the Independent Accounting Firm. If either the Seller Parties’ Representative or Purchaser does not propose an Independent Accounting Firm within ten (10) days of written demand therefor by the other Party, then the Independent Accounting Firm selected by the other Party shall act as the Independent Accounting Firm. A “Neutral Accounting Firm” means the following nationally recognized firm of certified public accountants: BDO USA, so long as each is not, at the time such firm is to be engaged hereunder, rendering services to any Party, or any Affiliate of any Party, and has not done so within the two (2) year period prior thereto. Each of the Purchaser and the Seller Parties agrees that, absent bad faith, Fraud or manifest error, the True Up Calculations, as modified to reflect (i) those differences, if any, that Purchaser and the Seller Parties’ Representative were able to resolve, and (ii) the Independent Accounting Firm’s determination with regard to the remaining disputed items, shall be final and binding on Purchaser and the Seller Parties. The Independent Accounting Firm (1) shall not modify or amend any term or provision of this Agreement or modify items previously agreed between the Parties, (2) shall only decide the specific items under dispute by the Parties and its decision for each disputed amount must be within the range of values assigned to each such item in the True Up Calculations and the written objections thereto, respectively, (3) must make its determination in accordance with GAAP consistently applied in the same manner as in Exhibit 1.2(b), and (4) base its decision solely on written materials presented by Purchaser and Seller Parties’ Representative (which shall also be provided to the other Party) and not on the basis of an independent review or any ex parte communications. Within thirty (30) calendar days after the disputed items have been submitted to it, the Independent Accounting Firm shall render its decision in accordance with the terms hereof and shall deliver a written report to Purchaser and the Seller Parties’ Representative which sets forth its specific determinations with respect to the remaining disputed items. The fees and expenses of any Independent Accounting Firm shall be borne pro rata as between Purchaser, on the one hand, and the Seller Parties, on the other hand, in proportion to the allocation of the dollar value of the remaining disputed items as between Purchaser and the Seller Parties made by the Independent Accounting Firm, such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. The Parties acknowledge and agree that judgment may be entered upon the written determination of the Independent Accounting Firm pursuant to this Section 1.2(d) in any court having jurisdiction over the Party or Parties against which such determination is to be enforced.

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(e) The Purchase Price Adjustment shall be an amount equal to the Purchase Price as finally determined pursuant to Section 1.2(d) minus the estimated Purchase Price as set forth on the Estimated Closing Statement. The following Purchase Price Adjustment, as applicable, shall be made within five (5) Business Days promptly after the True Up Calculations are finally determined pursuant to Section 1.2(d), as follows:

(i) If the Purchase Price Adjustment is a positive number, then, Purchaser shall pay to Member by wire transfer of immediately available funds, an amount equal to the Purchase Price Adjustment.

(ii) If the Purchase Price Adjustment is a negative number, then, Member shall pay to Purchaser by wire transfer of immediately available funds, an amount equal to the Purchase Price Adjustment.

(f) Any payments made pursuant to Section 1.2 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

1.3 Allocation of the Purchase Price. The Purchase Price shall be allocated among the assets of the Companies in accordance with Schedule 1.3 (the “Allocation Statement”), which shall be prepared by Purchaser and the Member on or prior to the Closing Date, subject to final adjustment to the Purchase Price pursuant to Section 1.2(d). The allocation set forth in the Allocation Statement shall be binding on the Parties for federal and state income Tax purposes. The Parties shall each report the purchase as provided in Section 6.8 and as set forth on Schedule 1.3 pursuant to this Agreement consistent with such allocation for all federal income Tax purposes (and state, local, and foreign Tax purposes where applicable). Except as otherwise required by Law pursuant to a “determination” that is final (within the meaning of Code Section 1313(a)(1)), each of the Parties agrees that it will not take any position for Tax purposes (whether on any Tax Return, in any Tax Proceeding, or otherwise) that is inconsistent with such allocation. Each of the Parties agrees to promptly provide the other Party with any additional information and assistance reasonably required to complete IRS forms or compute Taxes arising in connection with (or otherwise affected by) the transactions contemplated by this Agreement. The Parties will promptly inform one another in writing of any challenge by any Governmental Authority to any allocation made pursuant to this Section 1.3 and agree to consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge.

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1.4 Withholding. Purchaser, upon reasonable prior written notice to the Member, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. In the event that any amount is so deducted and withheld, it shall be properly remitted or otherwise accounted for with the applicable Governmental Authority. All such withheld and remitted amounts will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

1.5 Consent Holdback. At the Closing, Purchaser shall withhold Six Million Dollars ($6,000,000) (the “Consent Holdback Amount”) from the Purchase Price payable at Closing to the extent that, on or prior to Closing, the Seller Parties have not obtained the consent to assign, from the Ocean County Board of Chosen Freeholders to Purchaser, that certain Service Contract, dated October 28, 2016, by and between the Ocean County Board of Chosen Freeholders and Atlantic Coast Fibers, LLC, as amended on December 26, 2018 and as assigned by Atlantic Coast Fibers, LLC to Atlantic Coast Recycling on October 6, 2022 (the “Ocean County Management Contract”). After Closing, to the extent not obtained prior to Closing, the Seller Parties shall use commercially reasonable efforts to obtain the consent to assign, from Ocean County Board of Chosen Freeholders to Purchaser, the Ocean County Management Contract. To the extent not obtained prior to Closing, within 5 business days following the delivery to Purchaser of the consent from the Ocean County Board of Chosen Freeholders to assign, from Atlantic Coast Recycling to Purchaser, the Ocean County Management Contract, Purchaser shall pay to the Member, or the Seller Parties to the extent directed to do so by Seller Parties’ Representative, in the amounts designated by the Seller Parties’ Representative, the Consent Holdback Amount. If the Seller Parties are not able to deliver the consent to the assignment of the Ocean County Management Contract within six (6) months after the Closing, Purchaser may retain the Consent Holdback Amount.

2. Closing Time and Place

2.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated herein (the “Closing”) shall take place remotely via the electronic exchange of signature pages and closing deliverables described in Article 5 of this Agreement on the date hereof (the “Closing Date”), simultaneously with the execution of this Agreement. The Closing shall be deemed to have occurred at 12:01 a.m. local time in the State of New Jersey on the Closing Date.

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3. Representations and Warranties of the CompanIES and the MEMBER

Except as set forth on the Disclosure Schedules delivered by the Companies and the Member concurrently with the execution and delivery of this Agreement (the “Disclosure Schedules”), the Companies and the Member, jointly and severally, represent and warrant to Purchaser that each of the following representations and warranties is true and correct as of the date hereof:

3.1 Organization, Standing and Qualification. Each Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Company has all requisite limited liability company power and authority to own and lease its properties and to carry on the Business as now conducted. Each Company is duly qualified or licensed to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the Business transacted by it makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to be, individually or in the aggregate, material to such Company or the Business.

3.2 Capitalization. All of the issued and outstanding membership interests in each Company are owned of record and beneficially by the Member, as set forth on Disclosure Schedule 3.2(a), and are and as of the Closing will be free and clear of all Liens of any kind other than those arising under applicable securities Laws and except as set forth on Disclosure Schedule 3.2(b). All of the membership interests in each Company are duly and validly authorized and issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights of any past or present member of either Company. No option, warrant, call, conversion or other right or commitment of any kind (including any of the foregoing created in connection with any indebtedness of the Companies) exists that obligates either Company to issue any membership interests or other Equity Interests or that obligates the Member to transfer any Interests to any Person. Neither Company nor the Member is a party to any, and there exist no, voting trusts, membership or limited liability company agreements, pledge agreements, or other agreements relating to or restricting the transferability of any of the Interests or any other Equity Interests in either Company. The Interests has been issued in accordance with all applicable federal and state securities Laws. The Interests being acquired by Purchaser hereunder constitute all of the outstanding membership interests in each Company. Disclosure Schedule 3.2(c) sets forth the names of the managers of the Companies, and the names and titles of the officers of each Company. The Member has separately made available to Purchaser its taxpayer identification number.

3.3 Authority for Agreement. The Companies and the Member have full right, power and authority to enter into this Agreement, and all documents and agreements necessary to give effect to the provisions of this Agreement, and to perform their respective obligations hereunder and thereunder. The execution and delivery of this Agreement by the Companies and the consummation of the transactions contemplated hereby by the Companies have been duly authorized by the Member or each Company’s manager(s), as applicable, and all other limited liability company actions and proceedings required to be taken by or on behalf of the Companies to enter into this Agreement and consummate the transactions contemplated hereby have been duly and properly taken. This Agreement and all other agreements and documents executed in connection herewith have been duly and validly executed and delivered by the Companies and the Member and, subject to the due authorization, execution and delivery by Purchaser, constitute the legal, valid and binding obligations of the Companies and the Member enforceable against each Company and the Member in accordance with their respective terms, in each case, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

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3.4 No Breach or Default. Except as disclosed on Disclosure Schedule 3.4, the execution and delivery by the Companies and the Seller Parties of this Agreement, and the consummation by the Seller Parties, as applicable, of the transactions contemplated hereby, will not, after the giving of notice or lapse of time or otherwise:

(a) violate or result in the breach of any of the terms or conditions of, or constitute a default under, or allow for the acceleration or termination of, or in any manner release any from any obligation under, or result in any Lien on the Interests or the assets of either Company under, any of the Material Contracts, Restrictive Agreements, Requisite Permits or any Contract or other instrument or obligation of any kind or nature to which either Company or the Member is a party, or by which either Company or the Member, or any of the Companies’ or any of the Member’s assets, is or may be bound or affected;

(b) violate any Law, or require the Consent of any Governmental Authority; or

(c) violate the Organizational Documents of either Company.

3.5 Consents Required. Except for compliance with any Consents listed on Disclosure Schedule 3.4 or Disclosure Schedule 3.5, neither the Member nor the Companies are required to deliver any notice, notification or filing to, or obtain the Consent of, any Governmental Authority or other third party with respect to the consummation of any of the transactions contemplated hereby (the consents and approvals listed on Disclosure Schedule 3.4 or Disclosure Schedule 3.5, the “Required Consents”) in order to execute this Agreement and consummate the transactions contemplated by this Agreement.

3.6 Subsidiaries. Disclosure Schedule 3.6 lists all Subsidiaries of the Companies and all Equity Interests in any other Person owned by either Company or any Subsidiaries of either Company. At the Closing, Purchaser shall obtain indirect beneficial ownership (through the Companies) of each such Subsidiary and Equity Interest.

3.7 Financial Statements; Absence of Undisclosed Liabilities.

(a) Attached to Disclosure Schedule 3.7(a) are copies of the internally prepared annual financial statements (the “Financial Statements”) for the Companies for (i) the period commencing on or around August 25, 2022 and ending on December 31, 2022 and (ii) the two (2) most recent fiscal years ending on December 31, 2024 (the “Balance Sheet Date”). The Financial Statements are true and correct and fairly present, in all material respects, (a) the financial position of the Companies as of the respective dates of the balance sheets included in said statements; and (b) the results of operations for the respective periods indicated. The Financial Statements have been prepared in accordance with GAAP, applied consistently with prior periods.

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Except for those Liabilities (i) reflected or reserved against in the Companies’ balance sheet as of the Balance Sheet Date, (ii) of the type reflected or reserved against in the Companies’ balance sheet as of the Balance Sheet Date which have been incurred since the Balance Sheet Date in the ordinary course of business (none of which arises out of or relates to any breach or violation of any Material Contract or applicable Law, or any related Action), (iii) arising under the terms of any Contract or Permit binding upon any Company, excluding any Liabilities arising from any breach or violation of any such Contract or Permit, and (iv) disclosed on Disclosure Schedules 3.8, 3.22(a) or 3.22(b), the Companies did not have as of the Balance Sheet Date, nor will either Company have as of the Closing Date, any Liabilities of any nature, including Tax Liabilities due or to become due. For the avoidance of doubt, Liabilities relating to tort, breach of contract or violation of Law shall in no event be considered to be in the ordinary course of business.

3.8 Actions. Disclosure Schedule 3.8 lists all Actions pending, or to the Knowledge of either Company or the Member, threatened against either Company, or any of the Companies’ assets, operations or personnel (in their capacity as an agent of either Company). Disclosure Schedule 3.8 includes a summary description of each such Action, including: (a) the name of each court, agency, bureau, board or body before which any such Action is pending brief description of the factual basis alleged to underlie such Action; (b) the date such Action was instituted; and (c) the parties to such Action. Except as set forth on Disclosure Schedule 3.8, no Action is pending or, to the Knowledge of either Company or the Member, threatened involving either Company (or its officers, directors, employees or agents (in their respective capacities as such), the Member, the Interests, or any of the assets, Business or operations of the Companies.

3.9 Accurate and Complete Records. The minute books, Equity Interest ledgers, financial records and other books, ledgers and records of the Companies:

(a) have been made available to Purchaser and its agents at the Companies’ offices or at the offices of Purchaser’s attorneys or the Companies’ attorneys or in the electronic data room established and managed by Datasite titled “Atlantic Coast Recycling” (the “Data Room”); and

(b) have been, in all material respects, maintained in accordance with all applicable Laws.

3.10 Requisite Permits. Each Company has all Permits necessary for such Company to occupy the real property used in connection with the operation of the Business (the “Real Property”) and each Facility, own its assets, and operate and conduct the Business as currently conducted, including all Consents, zoning, land use and environmental Permits relating to the operation of the Business, the Real Property and any Facility (the “Requisite Permits”), except where the failure to obtain such Requisite Permits would not be, or would not reasonably be expected to be, individually or in the aggregate, material to any Company or the Business. Disclosure Schedule 3.10 is a complete and accurate list of all Requisite Permits, including, if applicable, the expiration dates thereof. All Requisite Permits have been duly obtained and are in full force and effect and no Actions are pending or, to the Knowledge of either Company or the Member, threatened that would reasonably result in the revocation, cancellation, suspension, limitation or adverse modification of any of the Requisite Permits. To the Knowledge of either Company or the Member, no grounds for revocation, suspension or limitation of any Requisite Permits exist. To the Knowledge of either Company or the Member, each employee of the Companies has the Requisite Permits required for such employee to perform his or her designated duties for the Companies (including valid driver’s licenses and no defaults relating thereto exist).

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3.11 Assets, etc., Necessary to Business. Each Company possesses good, valid and marketable title to, or in the case of leased property and leased tangible assets, valid leasehold interests in, all properties and assets (real, personal and mixed, tangible and intangible) currently used in or necessary for the conduct of the Business, in each case, (a) free and clear of any Liens (including mortgages, security interests, leases, covenants, assessments, easements, options, rights of first refusal, restrictions, reservations, defects in title, encroachments and other Liens) except Permitted Liens, and (b) other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. Since the Balance Sheet Date, other than cash, no assets of the Company have been or are being distributed to the Member at or prior to the Closing or are otherwise excluded from the assets of the Company that Purchaser will acquire through the purchase of the Interests at Closing.

3.12 Fixed Assets. Disclosure Schedule 3.12 lists the fixed assets (other than real estate) owned or leased by each Company, including identification of each vehicle by description and serial number, identification of machinery, equipment and general description of parts, supplies and inventory (the “Fixed Assets”). Copies of all motor vehicle titles and current registrations have been made available to Purchaser. Except as described on Disclosure Schedule 3.12, all of the Fixed Assets (a) operate in accordance with their respective specifications; (b) adequately perform the functions they are supposed to perform; (c) are free of structural, mechanical, installation or engineering defects; and (d) are otherwise in good working order (normal wear and tear excepted). All motor vehicles and rolling stock owned or leased by the Companies are properly licensed and registered and are in material compliance with all applicable Laws. All leases of Fixed Assets are listed on Disclosure Schedule 3.14 and are in full force and effect and binding on the parties thereto and neither Company nor, to the Knowledge of either Company or the Member, any other party to such leases is in breach of any of the material provisions thereof. Except as described on Disclosure Schedule 3.14, no leases, options, rights of first refusal or any other agreements or arrangements, either oral or written, exist that create or confer on any Person the right to acquire any of the Fixed Assets or any portion thereof or create in or confer on any Person (other than the Companies) any right, title or interest therein or in any portion thereof.

3.13 Real Property. All of the Companies’ leases affecting real property (the “Property Leases”) are in full force and effect and binding on the parties thereto and no Company nor, to the Knowledge of either Company or the Member, any other party to any such lease is in material breach of any of the provisions thereof. The transactions contemplated herein do not constitute an event of default under any Property Lease or require the consent of any landlord thereto. Except as set forth on Disclosure Schedule 3.13, no Company has sublet all or any part of the Leased Property or leased all or any part of the Owned Property. To the knowledge of the Companies or any Seller Party, the respective landlord’s interest in each Property Lease has not been assigned to any third party and no Company has assigned any portion of any Property Lease. Except for the Property Leases and as set forth on Disclosure Schedule 3.13, neither Company owns, leases or otherwise uses and has previously owned, leased or otherwise used any real property in connection with the Business.

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3.14 Contracts. Disclosure Schedule 3.14 lists, and the Companies have made available to Purchaser copies of, each of the following material Contracts to which either Company is a party or by which it or any of its assets or the Interests is bound (the “Material Contracts”), including any amendments, and written summaries of the principal terms of all material oral Contracts, as applicable (excluding leases, subleases or other agreements for Property Leases, all of which are disclosed on Disclosure Schedule 3.13, and excluding Plans, all of which are disclosed on Disclosure Schedule 3.17(a)):

(a) all franchises and service agreements pursuant to which either Company is authorized to collect and haul industrial, commercial and residential solid waste;

(b) all Contracts under which a Company is a (i) lessee of or holds or operates any tangible personal property, owned by any other party, except for any lease of tangible personal property under which the aggregate annual rental payments do not exceed $50,000 or (ii) lessor of or permits any third-party to hold or operate any tangible personal property owned or controlled by such Company;

(c) all joint venture or partnership agreements;

(d) all indemnification agreements, guarantees, suretyships or obligations to assure or incur any obligation of a third party,

(e) all Contracts with any labor organizations,

(f) all employment agreements, promissory notes, loan agreements, bonds, mortgages, deeds of trust, Liens, conditional sales contracts or other debt or security agreements,

(g) all Contracts with, or relating to property or facilities owned or operated by, the Federal government or any agency thereof,

(h) all Restrictive Agreements; and

(i) any other Contracts that involve or would result in aggregate payments to or by either Company in any twelve-month (12-month) period of Ten Thousand Dollars ($10,000) or more or that is not cancelable by either Company without penalty within thirty (30) days.

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Disclosure Schedule 3.14 also lists any System for Award Management (SAM) registration information to the extent applicable to either Company. Neither Company has applied for, received any proceeds from, or entered into any Contracts in respect of, any loan or other credit facility established pursuant to the U.S. Small Business Administration’s Paycheck Protection Program. Except as disclosed on Disclosure Schedule 3.14, all Material Contracts are in full force and effect and binding on the parties thereto and no Actions are pending or, to the Knowledge of either Company or the Member, threatened that would reasonably be expected to result in the revocation, cancellation, suspension or adverse modification of the same. Except as described on Disclosure Schedule 3.14, neither Company nor, to either Company’s or the Member’s Knowledge, any other party to any Material Contract is in breach thereof, and none of the parties has threatened in writing to breach any of the material provisions thereof or notified in writing either Company or the Member of a default thereunder. Except as disclosed on Disclosure Schedule 3.14, none of the Material Contracts has been modified, amended, assigned or transferred and each is in full force and effect and is valid, binding and enforceable in accordance with its respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth on Disclosure Schedule 3.14, all Contracts made by either Company or the Member for any improvements to a Facility or the Real Property have been fully paid and there are no mechanic’s or materialmen’s Liens arising from any labor or material furnished to such Facility or Real Property. None of the Material Contracts is subject to any counterclaims or offsets nor to any Lien or claim of others created or suffered to exist on any interest created under any of the Material Contracts (except for those that result from or relate to leased assets). No purchase commitment by either Company exceeds such Company’s ordinary business requirements. Neither Company nor the Member has any Knowledge of any reason why any of the Material Contracts will not remain in effect after consummation of the transactions contemplated hereby.

3.15 Insurance. Disclosure Schedule 3.15 lists, and the Companies have made available to Purchaser copies of, of all insurance policies obtained by the Companies and currently in effect that relate to operation of the Business, cover the Real Property or any other property used by the Companies. Disclosure Schedule 3.15 summarizes the following information for each such policy: the name of the insurer, the type of risks insured, the deductible and limits of coverage and the annual premium. The Companies have also made available to Purchaser a list of pending claims relating to the Companies and the Business (but only to the extent not included in Disclosure Schedule 3.8), and a four-year claims history relating to the Companies and the Business prepared by the applicable insurance carrier(s), including a list of all insurance loss runs for worker’s compensation claims received in the last four (4) policy years. During the last five (5) years, no material insurance coverage of either Company has lapsed. Neither Company is in default or material breach with respect to any provision contained in any such insurance policies, nor has either Company failed to give any notice or to present any claim thereunder in due fashion.

3.16 Personnel.

(a) Disclosure Schedule 3.16(a) lists all officers and employees (by type or classification) of the Companies and their respective rates of compensation, including (i) their hourly or monthly base compensation and (ii) any bonuses to which they are entitled. The Companies have made available to Purchaser copies of all employment agreements with non-union officers, directors and employees. For each driver of the Companies’ motor vehicles, Disclosure Schedule 3.16(a) also lists the name of such driver. Except as disclosed on Disclosure Schedule 3.16(a), all written or oral employment contracts with employees of each Company are terminable “at will” without payment of severance or other benefits (including options or other rights to obtain Equity Interests in either Company).

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(b) Disclosure Schedule 3.16(b), when delivered at the Closing, will list for each employee (including any employees who are officers) the following information for the period from January 1st of the current year through the end of the last pay period prior to the Closing: (i) gross earnings; (ii) federal income taxes withheld; (iii) state income taxes withheld; (iv) state unemployment and disability taxes withheld; (v) federal unemployment taxes withheld; (vi) FICA taxes withheld; (vii) 401(k) contributions withheld; and (viii) cafeteria plan or flexible spending account contributions withheld. The Companies have made available to Purchaser a copy of each Company’s most recent payroll Tax Return.

(c) Since each Company’s respective dates of formation, there have been no claims filed, or threatened in writing to be filed, against either Company or any of its employees under applicable Law based on sex, sexual or other harassment, retaliation, employment, promotion, pay equity, overtime, privacy, meal periods and break periods, drug and alcohol testing, hours of service, reasonable accommodation, leaves of absence, paid sick leave, immigration, age, occupational health and safety, disability rights or benefits, or race or other discrimination, including claims of wrongful termination, by any employees of either Company or by any of the employees performing work for either Company but provided by an outside employment agency, and there are no facts or circumstances known to either Company or the Member that would reasonably be expected to give rise to such complaint or claim. Each Company (A) is in material compliance and has at all times in all material respects complied with all applicable Laws related to employment, employment practices, immigration, including Form I-9 requirements and any applicable mandatory E-Verify obligations, terms and conditions of employment and wages and hours, in each case with respect to its employees and independent contractors, worker classification, the leasing and supply of temporary and contingent staff, engagement of independent contractors, payroll taxes, pre-employment drug and alcohol testing, driver safety screening, driver safety training, background check requirements and routine drug and alcohol testing for commercial driver’s license (“CDL”) holders, (B) has not received any written notice of any claim that it has not complied in any material respect with any applicable Law relating to employment, including any provisions thereof relating to hiring practices, wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunity, employment discrimination, drug and alcohol testing, driver safety practices or background check requirements, the WARN Act or employee safety, and (C) has not received any written notice of any claim that it is liable for any arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing.

(d) Except to the extent included in Closing Date Current Liabilities, neither Company has (i) any overtime, meal period, break period or wage and hour Liability of whatsoever kind with respect to any of its past or current employees or independent contractors or any Liability for failure to comply with any applicable Law relating to any of the foregoing, nor (ii) any Liability for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, workers compensation benefits, social security, disability or other benefits for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

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(e) Except as set forth on Disclosure Schedule 3.16(e), no union contracts or agreements between either Company and any collective bargaining group are currently in effect, and neither Company is adversely affected by any dispute or controversy with a union or with respect to unionization or collective bargaining involving any supplier or customer of either Company. Each Company is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, immigration, including Form I-9 requirements and any applicable mandatory E-Verify obligations, terms and conditions of employment and wages and hours, in each case with respect to its employees and independent contractors, worker classification, the leasing and supply of temporary and contingent staff, engagement of independent contractors, payroll taxes, pre-employment drug and alcohol testing, driver safety screening, driver safety training, background check requirements and routine drug and alcohol testing for CDL holders, working conditions, meal and break periods, whistleblowing, and all applicable emergency COVID-19 leave laws and business reopening laws and directives, and nondiscrimination in employment and is not engaged in any unfair labor practice. No charge, investigation, audit or claim is pending nor, to the Companies’ or the Member’s Knowledge, threatened, against either Company before any court or agency relating to labor relations, fair employment practices, wages, hours, minimum wage, employee classification, pay equity, hiring, background checks, drug and alcohol testing or abuse, salary history inquiries or unlawful discrimination in employment practices and no investigation, charge of or proceeding with regard to any unfair labor practice against it is pending before the National Labor Relations Board or any other tribunal. No labor strike, dispute, slow down or stoppage currently exists or, to the Knowledge of either Company or the Member, is threatened against either Company. Disclosure Schedule 3.16(e) contains a list of all arbitration or grievance proceedings that have occurred since the Balance Sheet Date. Neither Company has experienced any labor strike, slow-down, work stoppage, labor difficulty or other job action during the last five (5) years.

(f) Neither Company has utilized nor does it currently utilize employees or contractors who fail to comply with Form I-9, Employment Eligibility Verification, obligations relating to either Company’s employees or any of its contractor’s employees or who otherwise fail to comply with U.S. immigration Laws. Each Company requires all employees to conduct pre-employment and routine drug and alcohol tests. For its drivers, each Company (a) requires them to register with the Federal Motor Carrier Safety Administration Drug & Alcohol Clearinghouse (“FMCSA Drug & Alcohol Clearinghouse”), (b) conducts both annual and full queries with the FMCSA Drug & Alcohol Clearinghouse and (c) maintains current and accurate, in all material respects, Driver Qualification Files per FMCSA Part 391. Neither Company has received any written notices from the Social Security Administration or the U.S. Department of Homeland Security regarding a “mismatch” of employee names and Social Security Numbers or employee names and immigration-related documents.

(g) To either Company’s or the Member’s Knowledge, in the last five (5) years: (a) no allegations of sexual harassment or sexual misconduct have been made involving any current or former director, officer, or employee, or independent contractor, of either Company or any of its Subsidiaries; and (b) neither Company has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by any current or former director, manager, officer, or employee, or independent contractor, of either Company.

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3.17 Benefit Plans; Parachute Payments.

(a) Benefit Plans.

(i) Disclosure Schedule 3.17(a) lists each employment, bonus, deferred compensation, incentive compensation, Equity Interest purchase, Equity Interest option, Equity Interest appreciation right or other Equity Interest-based incentive, severance, change-in-control or termination pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by either Company, or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with either Company would be deemed a “single employer” within the meaning of Section 400l(b)(l) of ERISA, or treated as a single employer under Section 414(b), (c) or (m) of Code, for the benefit of any current or former employee, independent contractor, director or manager of either Company or any ERISA Affiliate (the “Plans”). Disclosure Schedule 3.17(a) identifies each of the Plans that is an “employee welfare benefit plan,” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (the “ERISA Plans”). Except for amendments that are required for the Plans to meet the requirements of applicable Law, tax-qualified status under Section 401(a) of the Code, or regulatory guidance, neither Company nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that would affect in a material manner any current or former employee, independent contractor, director or manager of either Company or any ERISA Affiliate.

(ii) With respect to each of the Plans, the Companies have made available to Purchaser copies of each of the following documents, as applicable:

(A) a copy of the Plan documents (including all amendments thereto) for each written Plan or a written description of any Plan that is not otherwise in writing;

(B) a copy of the annual report or Internal Revenue Service Form 5500 Series, if required under ERISA or the Code, with respect to each Plan for the last three (3) Plan years ending prior to the Closing Date for which such a report was filed;

(C) a copy of the actuarial report, if required under ERISA, with respect to each ERISA Plan for the last three (3) Plan years ending prior to the Closing Date for which a report was required;

(D) a copy of the most recent Summary Plan Description, together with all Summaries of Material Modification issued with respect to such Summary Plan Description, if required under ERISA, with respect to each ERISA Plan, and all other material employee communications relating to each ERISA Plan;

(E) if the Plan is funded through a trust or any other funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof, if any;

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(F) all material contracts relating to the Plans with respect to which either Company or any ERISA Affiliate may have any Liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(G) the most recent determination letter, or opinion letter, received from the IRS with respect to each Plan that is intended to be qualified under Section 401(a) of the Code; and

(H) for any ERISA Plan that is an employee pension benefit plan:

(1) copies of the service provider fee disclosures received from covered retirement plan service providers pursuant to ERISA Section 408(b)(2); and

(2) for any such plan that provides participant-directed individual accounts, copies of fee and investment disclosures provided to participants as required under Department of Labor regulations 29 C.F.R. §2550.404a-5.

(iii) Neither Company nor any ERISA Affiliate has incurred any Liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to either Company or any ERISA Affiliate of incurring any Liability under such Title, other than Liability for premiums due the PBGC, which payments have been or will be made when due. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which either Company or any current or former ERISA Affiliate made, or was required to make, contributions during the past six (6) years.

(iv) The PBGC has not instituted proceedings pursuant to Section 4042 of ERISA to terminate any of the ERISA Plans subject to Title IV of ERISA, and no condition exists that presents a material risk that such proceedings will be instituted by the PBGC.

(v) With respect to each of the ERISA Plans that is subject to Title IV of ERISA, the present value of accumulated benefit obligations under such Plan, as determined by the Plan’s actuary based on the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accumulated benefit obligations.

(vi) Neither Company, any ERISA Affiliate, any of the ERISA Plans, any trust created thereunder, nor to either Company’s or the Member’s Knowledge, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which either Company or any ERISA Affiliate would be subject to any material Liability for either a civil penalty assessed pursuant to Section 409, 502(i) or 502(l) of ERISA, or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

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(vii) All contributions and premiums that each Company and ERISA Affiliate is required to pay under the terms of each of the ERISA Plans and Section 412 of the Code, have, to the extent due, been paid in full or properly recorded on the financial statements or records of either Company, and none of the ERISA Plans or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the ERISA Plans ended prior to the Closing Date. No Lien has been imposed under Section 412(n) of the Code or Section 302(f) of ERISA on the assets of either Company or any ERISA Affiliate, and no event or circumstance has occurred that is reasonably likely to result in the imposition of any such Lien on any such assets on account of any ERISA Plan.

(viii) With respect to any ERISA Plan that is a “multi-employer plan,” as such term is defined in Section 3(37) of ERISA, (a) neither Company nor any ERISA Affiliate has, since September 26, 1980, made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, (b) no event has occurred that presents a material risk of a complete or partial withdrawal, (c) neither Company nor any ERISA Affiliate has any contingent Liability under Section 4204 of ERISA, (d) no circumstances exist that present a material risk that any such multi-employer plan will go into reorganization, and (e) the aggregate withdrawal Liability of the Companies and the ERISA Affiliates, computed as if a complete withdrawal by the Companies and all of its ERISA Affiliates had occurred under each such multi-employer plan on the date hereof, would be zero (0).

(ix) Each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable Laws, including ERISA and the Code. For each Plan that is a “Group Health Plan” (as defined in 29 USC §1002(2) and parallel sections of the Code and the Public Health Service Act), (a) such Plan has been maintained and operated in material compliance with applicable requirements of the ACA and regulations, including applicable provisions of ERISA, the Code and the Public Health Service Act; (b) if required, a Summary of Benefit Coverage has been distributed to eligible employees for each of the last three (3) plan years; (c) if such Plan has been treated or maintained as a “grandfathered” plan for purposes of the ACA, it has continuously complied with all requirements for maintaining grandfathered status since March 23, 2010, including the requirements of 29 CFR §2590.715-1251; (d) all workers who are “employees” of the Companies have been properly classified as employees in the books and records of the Companies, in accordance with Code Section 4980H and applicable regulations; (e) any excise Tax returns required to be filed under Code Section 4980D have been filed and any excise Taxes due have been paid; (f) if applicable, the Taxes required under Code Section 4376 (PCORI Taxes) have been paid and IRS Form 720 has been filed for all plan years; and (g) all contributions required under the Transitional Reinsurance Program (Section 1341 of the ACA and 45 CFR §153.400) with respect to major medical plans have been paid for each year beginning in 2014.

(x) Each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified. The Company has applied for and received a currently effective determination letter, or opinion letter, from the IRS stating that it is so qualified, and no event has occurred that would affect such qualified status.

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(xi) Any fund established under an ERISA Plan that is intended to satisfy the requirements of Section 501(c)(9) of the Code has so satisfied such requirements.

(xii) No amounts payable under any of the Plans or any other contract, agreement or arrangement with respect to which either Company may have any material Liability would fail to be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code.

(xiii) No Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of either Company or any ERISA Affiliate after retirement or other termination of service (other than (a) coverage mandated by applicable Laws, (b) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (c) deferred compensation benefits accrued as Liabilities on the books of either Company or an ERISA Affiliate, or (d) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).

(xiv) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee, officer, director or manager of either Company or any ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment, or (b) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or manager.

(xv) There are no pending or, to either Company’s or the Member’s Knowledge, threatened claims by or on behalf of any Plan, by any current or former employee or beneficiary under any such Plan or otherwise involving any such Plan (other than routine claims for benefit).

(xvi) All fee and investment disclosures required under Department of Labor regulations 29 C.F.R. §2550.404a-5 have been provided to participants in any ERISA Plan that is an employee pension benefit plan with participant-directed individual accounts.

(xvii) Each Company and/or the Member have received fee disclosure statements from all covered retirement plan service providers as required under ERISA Section 408(b)(2).

(b) Parachute Payments. No payment made to any employee, officer, director, manager or independent contractor of either Company (the “Recipient”) pursuant to any employment contract, severance agreement or other arrangement (the “Golden Parachute Payment”) will be nondeductible by either Company because of the application of Sections 280G and 4999 of the Code to the Golden Parachute Payment, nor will either Company be required to compensate any Recipient because of the imposition of an excise tax (including any interest or penalties related thereto) on the Recipient by reason of Sections 280G and 4999 of the Code.

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3.18 Taxes.

Except as set forth on Disclosure Schedule 3.18:

(a) Each Company has timely filed all Tax Returns required to be filed by such Company with any Governmental Authority. All such Tax Returns are true, complete, and correct in all material respects. Each Company has paid all Taxes required to be paid, whether or not shown to be due on such Tax Returns. Copies of (x) all Tax Returns for the four (4) most recent years ending prior to the Closing Date, and (y) the latest two (2) years of property tax statements of each Company, and copies of all other Tax Returns, have been made available to Purchaser and are among the records of the Companies that will accrue to Purchaser at the Closing. Disclosure Schedule 3.18 describes the Tax treatment of each Company for federal and state Tax reporting purposes.

(b) Each Company has properly and timely withheld and collected, timely deposited with the appropriate Governmental Authority, and properly reported all amounts that it is required to withhold from amounts paid or owing to any employee, creditor, or other third party.

(c) Neither Company has been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or, to the Knowledge of either Company or the Member, proposed against either Company. Neither Company has executed any unexpired waiver of any statute of limitations on or extension of any period for the assessment or collection of any Tax.

(d) No audit or other examination of any Tax Return of either Company by any Governmental Authority is presently in progress, nor has either Company been notified in writing of any request for such an audit or other examination.

(e) No adjustment relating to any Tax Returns filed or required to be filed by either Company has been proposed in writing by any Governmental Authority to either Company or any representative thereof.

(f) Neither Company has any liability for any Taxes (whether or not shown to be due on any Tax Return) which has not been accrued for or reserved on either Company’s balance sheet as of the Balance Sheet Date in accordance with GAAP, which is material to either Company. There are no Liens with respect to Taxes on any of the assets of either Company, other than Liens which are not individually or in the aggregate material, or customary Liens for current Taxes not yet due and payable.

(g) Neither Company (A) has ever been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state, local or foreign Law); or (B) has any Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor by contract or otherwise.

(h) Neither Company is a party to nor does it have any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement (other than such agreements existing as of the Closing Date between or among either Company and its Affiliates) and entered into in the ordinary course of business the principal subject of which is not Taxes.

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(i) None of the assets of either Company are tax-exempt use property within the meaning of Section 168(h) of the Code.

(j) Neither Company has, within the last five (5) years, distributed the stock of any corporation or had its stock distributed by another person in a transaction satisfying or intending to satisfy the requirements of Section 355 or Section 361 of the Code.

(k) Each Company is in compliance with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement or order of a territorial or foreign government and the consummation of this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

(l) Neither Company has with respect to any open taxable period applied for and been granted permission to adopt a change in its method of accounting requiring adjustments under Section 481 of the Code or comparable state or foreign Law.

(m) Neither Company has made an election under Regulations Section 301.7701-3 with respect to any entity.

(n) Any options, appreciation rights or other equity based awards issued or granted by either Company are in material compliance with Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined in Code Section 409A and the guidance thereunder) under which either Company makes or is obligated to make payments is in good faith operational compliance with the requirements of Code Section 409A and the guidance thereunder. No payment to be made by either Company is or will be subject to penalties of Code Section 409A.

(o) There is no property or obligation of either Company or any of its Affiliates, including uncashed checks to vendors, customers or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state, municipality or other governmental agency or Governmental Authority under any applicable escheatment or unclaimed property Laws.

(p) Neither Company is subject to any private letter rulings from the IRS or any comparable pronouncements of any other taxing authorities (in each case) currently in effect.

(q) Neither Company (i) has ever owned any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code), or other entity the income of which is required to be included in the income of either Company; (ii) has agreed to make, nor is required to make, any adjustment under Sections 481(a) or 263A of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise; (iii) has taken any action that would defer a liability for Taxes of either Company from any Pre-Closing Tax Period to any Post-Closing Tax Period; (iv) has ever been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b); (v) has ever used the cash method of Tax accounting; and (vi) has ever entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of other applicable Law with respect to Taxes).

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(r) Neither Company, nor Purchaser, nor any of their respective Affiliates, nor direct or indirect owners (or regarded taxpayers) will be required to include any item of income in, or exclude any item of deduction from, taxable income in any Post-Closing Tax Period as a result of any (A) installment sale made or open transaction entered into on or prior to the Closing Date; (B) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (C) change in method of accounting by either Company or the Member for a Tax period (or portion thereof) ending on or prior to the Closing Date; or (D) improper use of a method of accounting by either Company or the Member with respect to items of income, gain, loss, deduction, or credit attributable to a Tax period (or portion thereof) ending on or prior to the Closing Date.

(s) Neither Company is nor ever has been a “partnership representative” (as defined in Section 6223(a) of the Code) for any Person.

(t) All material intercompany transactions have been conducted in accordance with an arm’s-length result within the meaning of Treasury Regulation Section 1.482-1(b)(1) or similar non-United States Law.

(u) No claim has been made in writing by any Governmental Authority in a jurisdiction where either Company does not file Tax Returns that such Company is subject to taxation in that jurisdiction.

(v) Disclosure Schedule 3.18(v) sets forth a true and complete list of elections that have been made (or are pending) and actions that have been taken (or are pending) by either Company pursuant to Sections 2301-2308 of the CARES Act or Sections 7001-7005 of the Families First Act.

(w) Other than the acquisition of the assets relating to the Business on or about August 25, 2022, no Person has merged with or was liquidated, wound up or converted into either Company.

3.19 Copies Complete. The copies of the Organizational Documents of each Company, as amended, and the copies of all Material Contracts, Requisite Permits and all other leases, instruments, agreements, licenses, permits, certificates, site assessments or other documents that have been delivered or made available to Purchaser in connection with the transactions contemplated hereby (the “Delivered Documents”) are complete and accurate and are true and correct copies of the originals thereof.

3.20 Customers, Billings, Current Receipts and Receivables.

(a) Disclosure Schedule 3.20(a) is a current, accurate and complete list of:

(i) the twenty (20) largest customers of Atlantic Coast Recycling (measured by tonnage during the calendar year ended December 31, 2024), including name and location. Since the Balance Sheet Date, no such customer has indicated in writing that it intends to terminate, limit or reduce its business relations with either Company;

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(ii) aging of all accounts and notes receivable from customers as of January 31, 2025, showing amounts due in 30-day aging categories; and

(b) Except to the extent of the allowance for bad debts reflected on the Financial Statements or otherwise disclosed on Disclosure Schedule 3.20(b), each Company’s accounts and notes receivable are reflected properly on the Company’s books and records, are valid receivables arising from bona fide transactions occurring in the ordinary course of business and subject to no setoffs or counterclaims and are current.

3.21 No Change. Except as expressly contemplated by this Agreement or any of the other Transaction Documents, and except as set forth on Disclosure Schedule 3.21, since the Balance Sheet Date, the Business has been conducted only in the ordinary course of business in all material respects and there has been no material change in the condition (financial or otherwise) of the assets, Liabilities or operations of either Company other than changes in the ordinary course of business, none of which either singly or in the aggregate has been materially adverse. Specifically, and without limiting the generality of the foregoing, except as set forth on Disclosure Schedule 3.21, with respect to each Company, since the Balance Sheet Date there has not been:

(a) any change in its financial condition, assets, Liabilities, income, operations or business which would have a material adverse effect on the Companies or the Business taken as a whole;

(b) any material damage, destruction or loss (whether or not covered by insurance) adversely affecting any material portion of its properties or Business;

(c) any change in or agreement to change (i) its members; (ii) ownership of its authorized or outstanding Equity Interests, or (iii) its Equity Interests;

(d) other than 2024 year end increases and bonuses in the ordinary course, any increase or bonus or promised increase or bonus in the compensation payable or to become payable by it, in excess of usual and customary practices, to any of its directors, managers, officers, employees or agents, or any accrual or arrangement for or payment of any bonus or other special compensation to any director, manager, officer, employee or agent or any severance or termination pay paid to any of its present or former directors, managers, officers, employees or agents;

(e) any labor dispute or any other event or condition of any character with respect to such Company’s employees, materially adversely affecting the Business or future prospects;

(f) any sale or transfer, or any agreement to sell or transfer, any of its material assets, property or rights to any other Person, including the Member or any of its Affiliates;

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(g) any cancellation, or agreement to cancel, any material indebtedness or other material obligation owing to it, including any indebtedness or obligation of the Member or any of its Affiliates;

(h) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of its assets, property or rights or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

(i) any purchase or acquisition of, or any agreement, plan or arrangement to purchase or acquire, any of its property, rights or assets outside the ordinary course of the Business consistent with past practice;

(j) any waiver of any of its material rights or claims;

(k) any new, or any amendment or termination of any existing, Material Contract or Requisite Permit; or

(l) any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person.

3.22 Closing Date Debt; Transaction Expenses; Closing Date Current Assets and Closing Date Current Liabilities.

(a) Disclosure Schedule 3.22(a) lists the Closing Date Debt. On Purchaser’s payment of the Closing Date Debt associated with each Company’s capitalized lease obligations, each Company shall have good, marketable and unencumbered title to all assets subject to such leases.

(b) Disclosure Schedule 3.22(b) lists the Transaction Expenses.

(c) Closing Date Debt and Transaction Expenses listed on Disclosure Schedule 3.22(a) and Disclosure Schedule 3.22(b), respectively, are each an estimate of the Closing Date Debt and the Transaction Expenses, respectively, and are subject to the True Up Calculations described in Section 1.2.

(d) Disclosure Schedule 3.22(d) is an estimate of the Closing Date Current Liabilities and the Closing Date Current Assets, respectively. From the Balance Sheet Date through the Closing, all trade payables have and will have been incurred only in the ordinary course of business consistent with past practices. Except as set forth on Disclosure Schedule 3.22(d), there are no current payables that are more than thirty (30) days past due.

3.23 Bank and Merchant Services (credit card) Accounts.

(a) Disclosure Schedule 3.23(a) is a complete and accurate list of:

(i) the name of each bank in which either Company has accounts or lock boxes (including PO boxes);

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(ii) the name of each service provider and their partner in which either Company has merchant services;

(iii) the name(s) in which the accounts or boxes are held;

(iv) the type of account; and

(v) the name of each person authorized to draw thereon or have access thereto.

(b) Disclosure Schedule 3.23(b) lists:

(i) each merchant service or other charge account issued to either Company; and

(ii) the name of each person to whom such merchant service or other charge accounts have been issued.

3.24 Compliance With Laws. Except as disclosed on Disclosure Schedule 3.24, each Company has, since August 25, 2022, complied and is presently in compliance, in all material respects, with all Requisite Permits and all applicable Laws, including Environmental Laws, including holding all Requisite Permits required under Environmental Laws for the operation of the Business as currently conducted. Except as disclosed on Disclosure Schedule 3.8 or 3.24, no party has asserted in writing that either Company has violated, or is in violation of, any applicable Laws.

3.25 Records, Notifications and Reports. The Companies have made available to Purchaser true and correct copies of: (i) all records, written notifications, reports, permit and license applications, engineering and geologic studies, and environmental impact reports, tests or assessments (collectively, “Records, Notifications and Reports”) that (A) are material to the operation of the Business as currently conducted, (B) relate to the discharge or release of materials into the environment and/or the handling or transportation of waste materials or hazardous or toxic substances or otherwise relate to the protection of the public health or the environment, or (C) were filed with or submitted to appropriate Governmental Authorities during the past twenty-four (24) months by either Company or the Member or their agents with respect to the Business; and (ii) all material written notifications from such Governmental Authorities to either Company, the Member or their agents in response to or relating to any of such Records, Notifications and Reports.

3.26 Related Party Transactions. Except as set forth on Disclosure Schedule 3.26, neither Company has any accounts or notes receivable from or has made any advances to employees, former employees, officers, directors, managers, shareholders, members or any Affiliate of the foregoing which have not been fully repaid. Neither the Member nor any of its Affiliates have entered into any transaction with or is a party to any Contract or other instrument or arrangement, or is indebted to or is owed money by either Company that is not disclosed in the Financial Statements. Except as disclosed in the Financial Statements, neither the Member nor any of its Affiliates owns any direct or indirect interest of any kind in, or controls or is a director, manager, officer, employee, shareholder or partner of, or consultant or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of either Company.

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3.27 Underground Storage Tanks. No underground storage tanks (“USTs”) containing petroleum products or wastes or other hazardous substances regulated by 40 CFR 280 or other Environmental Laws are currently located on any real property owned, leased or used by either Company.

3.28 Powers of Attorney. Neither Company has granted any power of attorney (except routine powers of attorney relating to representation before Governmental Authority) or entered into any agency or similar agreement whereby a third party may bind or commit either Company in any manner.

3.29 Patents, Trademarks, Trade Names, etc. Disclosure Schedule 3.29 lists all patents, trade names, domain names, fictitious business names, trademarks, service marks and copyrights owned by either Company or that it is licensed to use (other than non-exclusive licenses to use commercially-available software, such as “shrink-wrap” or “off-the-shelf” licenses). No patents, trade secrets, know-how, intellectual property, trademarks, trade names, assumed names, copyrights or designations used by either Company in the Business infringe on, or constitute a misappropriation or violation of, any patents, trademarks, copyrights, trade secrets or any other rights of any Person. Neither Company nor the Member has Knowledge of any claims of third parties to the use of any such names or similar names or other intellectual property rights, or has Knowledge of any basis for any such claim or claims.

3.30 Environmental Matters. Except as disclosed on Disclosure Schedule 3.30:

(a) There are no Environmental Site Losses.

(b) Except as permitted under applicable Laws, neither Company has accepted, processed, handled, transferred, generated, treated, stored or disposed of any Hazardous Material, and neither Company has accepted, processed, handled, transferred, generated, treated, stored or disposed of asbestos, medical waste, radioactive waste or municipal waste, except in compliance with Environmental Laws.

(c) During either Company’s ownership, leasing or use of any real property and, to the Knowledge of either Company or the Member, prior to either Company’s ownership, leasing or use of any real property, no Hazardous Material, other than that allowed under any Environmental Laws has been Released on any real property.

(d) During either Company’s ownership, leasing or use of any real property and, to the Knowledge of either Company or the Member, prior to either Company’s ownership, leasing or use of any real property, no real property has ever been subject to or received any written notice of any private, administrative or judicial action, or written notice of any intended private, administrative or judicial action relating to the presence or alleged presence of Hazardous Material in, under, on or emanating from any real property or any real property now or previously owned or leased by either Company. There are no pending and, to either Company’s or the Member’s Knowledge, no threatened Actions from any Governmental Authority or any other Person involving remediation of any condition of any real property, including petroleum contamination, pursuant to Environmental Laws.

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(e) Except as allowed under Environmental Laws, neither Company has knowingly sent, transported or arranged for the transportation or disposal of any Hazardous Material to any site, location or facility.

The Member has made available to Purchaser copies of all material assessments, reports and other documents in the Member’s or either Company’s possession relating to the environmental condition of any real property currently or formerly operated by either Company or relating to the compliance of either Company’s operations with Environmental Laws.

3.31 Absence of Certain Business Practices. Neither Company nor the Member has directly or indirectly within the past five (5) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Business in connection with any actual or proposed transaction in violation of any applicable Law.

3.32 Corporate Transparency Act. Neither Company has made any filings pursuant to the Corporate Transparency Act.

3.33 Brokers; Finders. No Person has acted directly or indirectly as a broker, finder or financial advisor for either Company or the Member in connection with the transactions contemplated by this Agreement, and no Person is entitled to any broker’s, finder’s, financial advisory or similar fee or payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of either Company or the Member.

4. Representations and Warranties of Purchaser

Purchaser represents and warrants to the Member that each of the following representations and warranties is true and correct as of the date hereof:

4.1 Existence and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has full corporate power and authority to own and lease its properties and to carry on its business as now conducted. Purchaser is not required to be qualified or licensed to conduct business as a foreign corporation in any jurisdiction where the failure to be so qualified would have a material adverse effect on Purchaser.

4.2 Authorization of Agreement. Purchaser has full corporate right, power, and authority to enter into this Agreement, and all documents and agreements necessary to give effect to the provisions of this Agreement, and perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby by Purchaser have been, or prior to the Closing will have been, duly authorized by Purchaser’s Board of Directors or by the Executive Committee of Purchaser’s Board of Directors. This Agreement and all other agreements and documents executed in connection herewith have been or will be, as the case may be, duly authorized, executed and delivered by Purchaser and, subject to the due authorization, execution and delivery by the Seller Parties, constitute the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

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4.3 No Breach or Default. The execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not, after the giving of notice, or the lapse of time or otherwise: (a) violate any provision of any Law, or any order, writ, injunction or decree of any court, administrative agency or other Governmental Authority applicable to Purchaser or require the approval, clearance, consent or permission of any Governmental Authority or other third party; (b) violate the Organizational Documents of Purchaser, or (c) conflict with, result in a breach of, or constitute a default under any material agreement or instrument to which Purchaser is a party or by which it is bound.

4.4 Investment Purpose. Purchaser is acquiring the Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Interests are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Purchaser is able to bear the economic risk of holding the Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

4.5 Sufficiency of Funds. Purchaser has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

4.6 Brokers; Finders. No Person has acted directly or indirectly as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any broker’s, finder’s, financial advisory or similar fee or payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of Purchaser.

4.7 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Member and the Companies for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties set forth in Article 3 of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of the Member, the Companies or any other Person has made any representation or warranty as to the Member, the Companies or this Agreement, except as expressly set forth in Article 3 of this Agreement (including the related portions of the Disclosure Schedules).

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Except as specifically set forth in this Agreement, Purchaser is not making any representations or warranties, express or implied, of any nature whatsoever.

5. Closing Deliveries

At the Closing, the respective Parties shall make the deliveries indicated below:

5.1 Purchaser Deliveries.

(a) Purchaser shall deliver the Purchase Price payable to the Member at the Closing pursuant to Section 1.2(b).

(b) [Intentionally deleted].

(c) Purchaser shall deliver (i) a duly executed counterpart to the Asset Purchase Assignment, and (ii) evidence reasonably satisfactory to the Member that the transactions contemplated in the Asset Purchase Agreement have occurred.

5.2 Member Deliveries.

(a) The Member shall execute and deliver to Purchaser assignments of the Interests in form and substance satisfactory to Purchaser or, to the extent any of the Interests are certificated, the Member shall deliver to Purchaser any certificates representing the Interests free and clear of all Liens, accompanied by an assignment of certificate duly executed in blank by the Member.

(b) The Member shall deliver to Purchaser copies of all Required Consents identified on Schedule 5.2(b).

(c) The Companies shall deliver to Purchaser evidence satisfactory to Purchaser showing that all written and oral employment contracts other than those that are terminable “at will” without payment of severance (other than normal severance benefits approved by Purchaser) or other benefits (including options or other rights to obtain Equity Interests in the Companies) with non-union employees of the Companies have been terminated, effective as of the Closing.

(d) The Member shall cause each officer, director and manager of each Company to deliver a resignation as an officer, director and/or manager of each Company.

(e) [Intentionally deleted].

(f) The Member shall deliver a copy of the resolutions of the managers and/or the Member, as applicable, approving this Agreement and the transactions described herein, certified by the Member or a manager, as applicable, or the Secretary of each Company.

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(g) The Member shall have made available to Purchaser the original minute books and Equity Interest transfer records of each Company.

(h) The Member shall have made available to Purchaser (or its designee) originals of all motor vehicle titles and copies of all current registrations for the motor vehicles being acquired by Purchaser, and copies of such titles and registrations shall be provided to Purchaser’s counsel.

(i) The Member shall deliver to Purchaser (i) UCC Termination Statements releasing any UCC Financing Statements encumbering any assets of either Company, (ii) written evidence of the release of any other Liens with respect to any assets of each Company, and (iii) pay off letters for each Closing Date Debt being paid off at Closing.

(j) The Member shall deliver a certified copy of the resolutions described in Section 6.9.

(k) The Member shall deliver a valid, duly-executed Form W-9 indicating that the Member is exempt from backup withholding.

(l) The Member shall deliver to Purchaser login credentials (including username and password) with the applicable financial institutions for each of the accounts listed on Disclosure Schedule 3.23(a) and Disclosure Schedule 3.23(b).

(m) The Member shall deliver (i) an assignment of the Asset Purchase Agreement (the “Asset Purchase Assignment”), duly executed by the Asset Seller and Atlantic Coast Recycling and in form and substance satisfactory to Purchaser, pursuant to which Atlantic Coast Recycling assigns all of its right, title and interest under the Asset Purchase Agreement to Purchaser, and (ii) evidence reasonably satisfactory to Purchaser that the transactions contemplated in the Asset Purchase Agreement have occurred.

(n) The Member to Purchaser a good standing certificate, a tax clearance certificate or any other applicable certificate, dated within five (5) Business Days of the Closing Date, evidencing that each Company is in good standing and is current in the payment of any Taxes due in the jurisdiction of its formation and in each jurisdiction in which each Company is qualified to do business as a foreign limited liability company.

(o) The Member shall have caused the Companies to complete the Intercompany Settlement to Purchaser’s reasonable satisfaction.

(p) The Member shall execute and deliver such other instruments and items as Purchaser shall reasonably request relating to transactions contemplated by this Agreement.

6. Additional Covenants of Purchaser, the CompanIES and the Member

6.1 Further Assurances. Following the Closing, the Member, the Companies and Purchaser shall each deliver or cause to be delivered at such times and places as shall be reasonably requested such additional instruments as Purchaser or the Member may reasonably request for the purpose of carrying out this Agreement. The Member will cooperate with Purchaser and/or the Companies after the Closing in furnishing information, evidence, testimony and other assistance in connection with any Actions or disputes of any nature with respect to matters pertaining to all periods prior to the Closing.

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6.2 Release of Guaranties. Purchaser shall use reasonable efforts to obtain the termination and release promptly after the Closing of the personal guaranties of any of the Seller Parties listed on Schedule 6.2. Purchaser shall indemnify the applicable Seller Party and hold such Seller Party harmless from and against all Losses incurred by such Seller Party with respect to third parties enforcing or collecting indebtedness owed by the Companies as of the Closing which is personally guaranteed by such Seller Party pursuant to such guaranties. The Seller Parties may notify the obligees under such guaranties that the Seller Parties have terminated the Seller Parties’ obligations under such guaranties. The Seller Parties shall cooperate with Purchaser in obtaining such releases.

6.3 Release of Liens. On or prior to the Closing, the Member and its Affiliates shall cause those Liens in the assets of the Companies that have been created in favor of financial institutions or other lenders to secure indebtedness of the Companies, the Member or its Affiliates to be released in a manner reasonably satisfactory to Purchaser, and shall cause all guaranties by the Companies relating to the indebtedness of the Member and/or its Affiliates to be released to the reasonable satisfaction of Purchaser. Promptly following the Closing, but in any event no later than ten (10) days thereafter, the Member shall file with the appropriate Governmental Authorities the UCC Termination Statements delivered to Purchaser at Closing releasing any UCC Financing Statements encumbering any assets of the Companies, and provide filed copies of such UCC Termination Statements to Purchaser.

6.4 Press Releases. Purchaser and Seller Parties’ Representative shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or statement may be required by Law or any listing agreement with or rule of any national securities exchange, in which case the party required to make the release or statement shall consult with the other party about, and allow the other party reasonable time (to the extent permitted by the circumstances) to comment on, such release or statement in advance of such issuance, and the party will consider such comments in good faith.

6.5 Tax Matters.

(a) From and after the Closing, each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them may reasonably request in (i) filing any Tax Return, (ii) determining a liability for Taxes, (iii) conducting any Tax Proceeding or (iv) making any Tax election. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

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(b) The Parties agree to make an election pursuant to Revenue Procedure 2011-29, 2011-18 IRB that 70% of any success based fees are deductible for U.S. federal income tax purposes.

(c) If Purchaser or the Member receives written notice of any pending or threatened audit or other examination by any Governmental Authority, or any judicial or administrative Action relating to Taxes of or related to the Companies with respect to a Pre-Closing Tax Period (each, a “Tax Proceeding”), then Purchaser shall promptly notify the Member in writing of such Tax Proceeding. If the Member receives written notice of a Tax Proceeding, then the Member shall promptly notify Purchaser of same.

(i) The Member shall have the right to assume the control any Tax Proceeding solely relating to a Pre-Closing Tax Period by delivering a written notice to Purchaser; provided that, (i) the Member shall not have the right to assume the control of any Tax Proceeding to the extent any material costs (including Taxes) would be imposed on Purchaser that are not indemnified in full by the Member, (ii) Purchaser shall be kept reasonably informed of developments in such Tax Proceeding controlled by the Member and shall be provided a reasonable opportunity to comment on submissions and communications with the applicable Governmental Authority, (iii) Purchaser shall have the right, but not the obligation, to participate in the defense of such Tax Proceeding controlled by the Member with separate counsel of its choosing at its sole cost and expense, and (iv) the Member shall not settle, or consent to the entry of any order (other than an order of dismissal on the merits without costs) with respect to, such Tax Proceeding without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned, delayed, or denied).

(ii) If the Member has not assumed the control of a Tax Proceeding pursuant to the provisions of Section 6.5(c)(i), either by choice or because the Member is not entitled to assume such defense or because such Tax Proceeding relates to a Pre-Closing Tax Period but not solely to such period, then Purchaser shall diligently defend against such Tax Proceeding; provided that (i) the Member shall be kept reasonably informed of developments in such Tax Proceeding and shall be provided a reasonable opportunity to comment on submissions and communications with the applicable Governmental Authority, (ii) the Member shall have the right, but not the obligation, to participate in such defense with separate counsel of its choosing at its sole cost and expense, and (iii) Purchaser shall not settle such Tax Proceeding without the prior written consent of the Member (not to be unreasonably withheld, conditioned, delayed, or denied).

(iii) To the extent this Section 6.5(c) conflicts with Section 7.4, this Section 6.5(c) shall control.

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6.6 Tax Returns.

(a) The Member shall prepare, or cause to be prepared, at their sole cost and expense, (i) all Tax Returns for each Company for any taxable period ending on or prior to the Closing Date that are due (taking into account any extensions) after the Closing Date, and (ii) all Tax Returns relating to employees and contractors (including Forms W-2 and 1099) with respect to Pre-Closing Tax Periods (the Tax Returns referenced in clauses (i) and (ii) are referred to as the “Pre-Closing Tax Returns”). Each such Pre-Closing Tax Return shall (i) not, without Purchaser’s prior written consent, which may not be unreasonably withheld, conditioned, or delayed, contain any elections that would have an adverse effect on the financial condition or tax position of each Company, (ii) be prepared in a manner consistent with the past practice of each Company, except to the extent past practice is not in accordance with applicable Law; (iii) compute any penalties and interest due with respect to such Pre-Closing Tax Return; (iv) include any and all dividends or distributions to the Member, or other changes in either Company’s equity that occurs in the taxable period related to such Pre-Closing Tax Return; and (v) be delivered to Purchaser together with all necessary supporting schedules at least thirty (30) days prior to the date on which such Tax Return is required to be filed for Purchaser’s approval (such approval not to be unreasonably withheld) prior to its filing (but such approval shall not relieve the Member of its responsibility for the Taxes assessed under these Tax Returns) and Purchaser shall provide its approval or any comments within fifteen (15) days of receiving such Tax Return. The Member shall be responsible for the execution of all Pre-Closing Tax Returns and the Member shall be responsible for the payment of all Taxes shown to be due or that may come to be due on such Tax Returns or otherwise relating to a Pre-Closing Tax Period. Within five days of receipt of a written request from the Member (but no earlier than two days before due), Purchaser shall reimburse the Member for the amount shown as due on any Pre-Closing Tax Return to the extent such amount is for Pre-Closing Taxes that have been included in Closing Date Current Liabilities, Closing Date Debt, or Transaction Expenses. The Member shall, within three (3) Business Days of such filing, deliver to Purchaser an executed copy of all final Pre-Closing Tax Returns along with copies of payments submitted with those Pre-Closing Tax Returns. The Member and Purchaser agree to follow the standard procedure relating to reporting employment Taxes as provided in Section 4 of Rev. Proc. 2004-53, or other applicable Law.

(b) Purchaser shall prepare or cause to be prepared and file all Tax Returns with respect to each Company for all taxable periods that begin on or before and end after the Closing Date (the “Straddle Periods”). Each such Straddle Period Tax Return shall (i) not, without Purchaser’s prior written consent, which may not be unreasonably withheld, conditioned, or delayed, contain any elections that would have an adverse effect on the financial condition or tax position of each Company for a Pre-Closing Tax Period, (ii) be prepared in a manner consistent with the past practice of each Company, except to the extent past practice is not in accordance with applicable Law; (iii) compute any penalties and interest due with respect to such Pre-Closing Tax Period; and (iv) be delivered to Member together with all necessary supporting schedules at least thirty (30) days prior to the date on which such Tax Return is required to be filed for Member’s approval (not to be unreasonably withheld) prior to its filing and Member shall provide its approval or any comments within fifteen (15) days of receiving such Tax Return. The Member shall pay or cause to be paid all Pre-Closing Taxes of each Company that are allocable to the pre-Closing portion of Straddle Periods. With respect to a Straddle Period, the Parties will, to the extent permitted by applicable Law, elect with the relevant taxing authorities to treat for all purposes the Closing Date as the last day of a taxable period of each Company. In any case where applicable Law does not permit either Company to treat the Closing Date as the last day of a taxable period, then for purposes of this Agreement, the portion of such Taxes that is attributable to the pre-Closing portion of a Straddle Period, and are therefore Pre-Closing Taxes, shall be (i) in the case of Taxes that are not based on income or gross receipts, the total amount of such Taxes for the period in question multiplied by a fraction, the numerator of which is the number of days in the period up to and including the Closing Date, and the denominator of which is the total number of days in the entire period in question, and (ii) in the case of Taxes that are based on income or gross receipts, the Taxes that would be due with respect to the period up to and including the Closing Date, if such period were a taxable period. Within five days of receipt of a written request from Purchaser (but no earlier than two days before due), the Member shall reimburse Purchaser for the amount shown as due on any Straddle Period Tax Return to the extent such amount is for Pre-Closing Taxes that have not been included in Closing Date Current Liabilities, Closing Date Debt, or Transaction Expenses.

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6.7 General Release by Member. Effective upon the Closing, except with respect to a claim arising out of this Agreement, the Member (and, if applicable, the Member in its capacity as a director or manager of each Company) hereby fully releases and discharges each Company and its directors, managers, officers, agents and employees from all rights, claims and actions, known or unknown, of any kind whatsoever (including any right the Member has to indemnification by either Company), which the Member (and, if applicable, the Member in its capacity as a director or manager of either Company) now has against either Company and its directors, managers, officers, agents and employees, arising out of or relating to events arising prior to or on the Closing Date. Specifically, but not by way of limitation, the Member (and, if applicable, the Member in its capacity as a director or manager of either Company) waives any right of indemnification, contribution or other recourse against each Company which it now has or may hereafter have against each Company with respect to representations, warranties or covenants made in this Agreement by the Companies.

6.8 Tax Election/Amended Returns/Tax Refunds. The Member and Purchaser acknowledge and agree that, for U.S. federal income Tax purposes (and applicable state and local Income Tax purposes or franchise Tax purposes), the sale of one-hundred percent (100%) of each Company pursuant to this Agreement shall be treated as a sale of assets by the Member to Purchaser. Each Company, the Member and Purchaser agree to prepare and file all Income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any Tax Proceeding, except as otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code (or any comparable provision of state, local or non-U.S. Law). Any Tax refunds of either Company actually received by Purchaser or a Company, that relate to a Tax period or portion thereof ending on or before the Closing Date shall be for the benefit of Member and Purchaser and/or the applicable Company shall pay over to Member any such refund within fifteen (15) days of entitlement thereof. Purchaser shall not, and shall not cause or permit any Company to, (a) amend any Tax Return filed with respect to a Tax year ending on, before or including the Closing Date (b) make any Tax election that has retroactive effect to any such year, in each case, without the prior written consent of the Member.

6.9 Termination of Participation in 401(k) Plan. Each Company and the Member shall take all necessary actions to terminate participation in and contributions to the G&A Partners, Inc. Multiple Employer 401(k) Plan (the “401(k) Plan”), including the adoption by the Companies’ directors, managers and/or Member prior to the Closing of a resolution in a form and substance satisfactory to Purchaser, terminating participation in the 401(k) Plan as an adopting employer as of the Closing Date, but contingent on the occurrence of the Closing.  The Member shall provide Purchaser with copies of such resolutions (and any related documents) prior to the Closing Date for review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.

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6.10 Transfer Taxes. All Transfer Taxes shall be borne and paid equally by the Member, on the one hand, and Purchaser, on the other hand, if and when due, regardless of which party is responsible for such Tax under applicable Law. Purchaser will file all necessary Tax Returns and other documentation in connection with the Taxes and charges encompassed in this Section 6.10. Each Party to this Agreement shall cooperate in good faith to mitigate the amount of any such Taxes to the extent reasonably practicable.

6.11 Seller Parties’ Representative.

(a) In order to administer efficiently the rights and obligations of the Seller Parties under this Agreement, the Seller Parties hereby designate and appoint Daniel Shribman as the Seller Parties’ Representative (the “Seller Parties’ Representative”) to serve as the Seller Parties’ agent and attorney-in-fact for the limited purposes set forth in this Agreement.

(b) Each of the Seller Parties hereby appoints the Seller Parties’ Representative as such Seller Party’s agent, proxy and attorney-in-fact, with full power of substitution, for all purposes set forth in this Agreement, including the full power and authority on such Seller Party’s behalf (i) to consummate the transactions contemplated by this Agreement; (ii) to disburse any funds received hereunder to the Seller Parties; (iii) to execute and deliver on behalf of each Seller Party any amendment of or waiver under this Agreement, and to agree to resolution of all Claims hereunder (other than Claims brought pursuant to Section 7.1(f)); (iv) to retain legal counsel and other professional services, at the expense of the Seller Parties, in connection with the performance by the Seller Parties’ Representative of this Agreement including all actions taken on behalf of the Seller Parties as Indemnifying Party pursuant to Section 7.4 (other than Claims brought pursuant to Section 7.1(f)); (v) give and receive notices and other communications relating to this Agreement and the transactions contemplated hereby (except to the extent that this Agreement contemplates that such notice or communication shall be given or received by a Seller Party individually), and (vi) to do each and every act and exercise any and all rights which such Seller Party or Seller Parties are permitted or required to do or exercise under this Agreement and the other agreements, documents and certificates executed in connection herewith.  Each of the Seller Parties agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Seller Parties’ Representative and shall survive the death, bankruptcy or other incapacity of any Seller Party.

(c) Each of the Seller Parties hereby agrees that any amendment or waiver under this Agreement, and any action taken on behalf of the Seller Parties to enforce the rights of the Seller Parties under this Agreement, and, other than with respect to any Claim brought pursuant to Section 7.1(f), any action taken with respect to any Claim (including any action taken to object to, defend, compromise or agree to the payment of such Claim), shall be effective if approved in writing by the Seller Parties’ Representative, and that each and every action so taken shall be binding and conclusive on every Seller Party, whether or not such Seller Party had notice of, or approved, such amendment or waiver.

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(d) The Seller Parties’ Representative shall be entitled to receive reimbursement from, and be indemnified by, the Seller Parties for certain expenses, charges and liabilities as provided below. In connection with this Agreement and any other instruments, agreements or documents relating hereto, and in exercising or failing to exercise all or any of the powers conferred upon the Seller Parties’ Representative hereunder, (i) the Seller Parties’ Representative shall incur no responsibility whatsoever to the Seller Parties by reason of any error or lapse in judgment or any act or omission performed or omitted under this Agreement or any other instruments, agreements or documents relating hereto or thereto, excepting only responsibility for any act or failure to act which represents gross negligence or willful misconduct, and (ii) the Seller Parties’ Representative shall be entitled to rely on the advice of counsel, accountants or other independent experts experienced in the matter at issue, and any act or omission of the Seller Parties’ Representative pursuant to such advice shall in no event subject the Seller Parties’ Representative to liability to the Seller Parties. The Seller Parties shall indemnify, jointly and severally, the Seller Parties’ Representative against all losses, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’, and other experts’ fees and the amount of any judgment against them, of any nature whatsoever, arising out of or relating to any acts or omissions of the Seller Parties’ Representative hereunder or otherwise in his capacity as the Seller Parties’ Representative. The foregoing indemnification shall not apply in the event of any Action which finally adjudicates the liability of the Seller Parties’ Representative hereunder for its gross negligence or willful misconduct.

(e) Each of the Companies, the Seller Parties and Purchaser acknowledges and agrees that the Seller Parties’ Representative is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby. Accordingly, each of the Companies, the Seller Parties and Purchaser acknowledges and agrees that the Seller Parties’ Representative, in his capacity as the Seller Parties’ Representative, shall have no liability to, and shall not be liable for any losses of, any of the Companies, the Seller Parties or Purchaser in connection with any obligations of the Seller Parties’ Representative under this Agreement or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such losses shall be proven to be the direct result of the gross negligence or willful misconduct by the Seller Parties’ Representative in connection with the performance of his obligations hereunder.

(f) Daniel Shribman shall serve as the Seller Parties’ Representative until he resigns or is otherwise unable or unwilling to serve.  In the event that a Seller Parties’ Representative resigns from such position or is otherwise unable or unwilling to serve, the remaining Seller Parties shall select, by the vote of the holders of a majority of the Interests immediately prior to the Closing, a successor representative to fill such vacancy, shall provide prompt written notice to Purchaser of such change and such substituted representative shall then be deemed to be the Seller Parties’ Representative for all purposes of this Agreement.

7. Indemnification

7.1 Indemnity by the Seller Parties. Each Seller Party, subject to the limitations set forth in Section 7.3, covenants and agrees that it will indemnify and hold harmless Purchaser, the Companies and their respective directors, managers, officers and agents and their respective successors and assigns (individually a “Purchaser Indemnitee” and collectively the “Purchaser Indemnitees”), from and after the Closing, against any and all Losses incurred by a Purchaser Indemnitee with respect to each of the following contingencies (each, a “Purchaser Indemnity Event”, and collectively, the “Purchaser Indemnity Events”):

(a) (i) jointly and severally with the other Seller Parties, any misrepresentation or breach of any warranty or representation made in Article 3 other than the Fundamental Representations, and (ii) jointly and severally by the B. Riley Parties only (and no other Seller Party), any misrepresentation or breach of any Fundamental Representation made in Article 3, in each case regardless of whether Purchaser relied on the truth of such representation or warranty or had any knowledge of any breach thereof;

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(b) jointly and severally with the other Seller Parties, any breach of any covenant or agreement of any Company solely with respect to covenants and agreements which such Company is required to perform prior to or at the Closing, as well as any Taxes arising from or related to a breach by the Member of Section 6.5, 6.6, 6.8 or 6.10;

(c) jointly and severally with the other Seller Parties, any Transaction Expenses;

(d) jointly and severally with the other Seller Parties, any Closing Date Debt;

(e) jointly and severally with the other Seller Parties, the matters set forth on Schedule 7.1(e); and

(f) severally and not jointly, any breach of any covenant or agreement in Article 8 of this Agreement by such Seller Party.

7.2 Indemnity by Purchaser. Purchaser, subject to the limitations set forth in Section 7.3, covenants and agrees that it will indemnify and hold harmless the Seller Parties and their agents, successors and assigns (individually, a “Seller Party Indemnitee” and, collectively, the “Seller Party Indemnitees”), from and after the Closing, against any and all Losses incurred by a Seller Party Indemnitee, with respect to any misrepresentation, breach of warranty, or nonfulfillment of any agreement or covenant on the part of Purchaser in this Agreement, regardless of whether, in the case of a breach of a representation or warranty, the Seller Parties relied on the truth of such representation or warranty or had any knowledge of any breach thereof (each, a “Seller Party Indemnity Event”, and collectively, the “Seller Party Indemnity Events”), but in each case only to the extent that any Seller Party Indemnity Event is not caused by the breach of any representation or warranty or covenant of the Member or either Company under this Agreement or any Exhibit, Schedule, list, certificate, or other agreement or instrument delivered in connection with the transactions contemplated by this Agreement.

7.3 Limitations on Indemnities.

(a) Except for the representations and warranties contained in Article 3 (including the related portions of the Disclosure Schedules), none of the Companies, the Member or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Member or the Companies, including any representation or warranty as to the accuracy or completeness of any information regarding the Companies furnished or made available to Purchaser and its representatives (including any information, documents or material made available to Purchaser in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Companies, or any representation or warranty arising from statute or otherwise in law.

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(b) The obligation of the Seller Parties to indemnify the Purchaser Indemnitees as provided in Section 7.1, shall only apply after the aggregate amount of such obligations exceeds Four Hundred Eighty Thousand Dollars ($480,000), at which time the Purchaser Indemnitees shall be entitled to indemnification as provided under this Article 7 only as to amounts exceeding Two Hundred Forty Thousand Dollars ($240,000) (collectively, the “Deductible Amounts”). Notwithstanding the foregoing, the Deductible Amounts shall not apply to (i) any indemnification obligations on account of Fraud, (ii) any breach of any of the Fundamental Representations made in Article 3, (iii) any Claim made pursuant to Sections 7.1(b)-7.1(f), or (iv) breach of any covenant contained in Section 8.1 hereof (the matters under clauses (i) through (iv) are referred to collectively as the “Absolute Obligations”).

(c) Absent Fraud and except with respect to Claims based on or arising in connection with the breach of any of the Absolute Obligations, the maximum amount that the Purchaser Indemnitees can recover as a result of any and all Purchaser Indemnity Events shall not in the aggregate exceed Nine Million Six Hundred Thousand Dollars ($9,600,000) (the “General Indemnity Cap”). Absent Fraud, with respect to Claims based on or arising in connection with the breach of any of the Absolute Obligations, the maximum amount that the Purchaser Indemnitees can recover as a result of any and all Purchaser Indemnity Events shall not in the aggregate exceed Forty Eight Million Dollars ($48,000,000) (the “Absolute Indemnity Cap”).

(d) Notwithstanding anything to the contrary in this Agreement, (i) Absent Fraud and except with respect to Claims based on or arising in connection with the breach of any of the Absolute Obligations, the maximum amount for which any Seller Party shall be liable for any Losses shall not exceed an amount equal to such Seller Party’s respective Pro Rata Share of the General Indemnity Cap, (ii) Absent Fraud, with respect to Claims based on or arising in connection with the breach of any of the Absolute Obligations, the maximum amount for which any Seller Party shall be liable for any Losses shall not exceed an amount equal to such Seller Party’s respective Pro Rata Share of the Absolute Indemnity Cap, and (iii) the maximum amount that the Purchaser Indemnitees may recover from any Seller Party shall be such Seller Party’s Pro Rata Share of the Purchase Price actually received by the Member.

(e) In the event that a representation contained in this Agreement is breached and such representation is qualified by words or phrases such as “material,” “materially,” “immaterial,” “immaterially,” “nonmaterial,” “substantially,” or words of similar import, such qualifiers shall be disregarded for purposes of calculating the amount of any obligation of indemnity arising pursuant to this Article 7.

(f) The Purchaser Indemnitees will not be entitled to indemnification for such portion of any Loss or alleged Loss to the extent such portion of such Loss or alleged Loss has been specifically and fully taken into account in the final determination of the Purchase Price.

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(g) Notwithstanding the fact that any Indemnitee may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement or another agreement entered into in connection herewith in respect of any fact, event, condition or circumstance, no Indemnitee shall be entitled to recover the amount of any damages or Losses suffered by such Indemnitee more than once under all such agreements in respect of such fact, event, condition or circumstance.

(h) Notwithstanding anything to the contrary contained herein, absent Fraud, the Seller Parties’ aggregate liability with respect to any Loss incurred by Purchaser Indemnitees, and the Purchaser Indemnitees’ right to indemnification hereunder with respect to any Loss, shall be limited to and not exceed an amount equal to 97.7% of such Loss.

(i) The amount of any Losses under this Article 7 shall be net of the amount, if any, actually received by a Purchaser Indemnitee from any third party, including any insurance company or other insurance provider (“Third-Party Reimbursement”), but less all costs of collection or recovery with respect to such Third-Party Reimbursement (including any increase in premiums arising from such collection or recovery). The Parties will cooperate with each other with respect to resolving any Claim for indemnification under this Article 7, and any Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnitee to take all such reasonable actions as may be reasonably necessary to mitigate any such claim or Loss.

7.4 Notice of Indemnity Claim.

(a) In the event that any claim (“Claim”) is hereafter asserted against or arises with respect to any Purchaser Indemnitee or Seller Party Indemnitee (each, an “Indemnitee”) as to which an Indemnitee may be entitled to indemnification hereunder, the Indemnitee shall notify (i) the Seller Parties’ Representative, if the Indemnitee is a Purchaser Indemnitee under Section 7.1, or (iii) Purchaser, if the Indemnitee is a Seller Party Indemnitee (each, an “Indemnifying Party”), in writing thereof (the “Claims Notice”) promptly after (i) receipt of written notice of commencement of any third party litigation against the Indemnitee (a “Third Party Claim”); (ii) receipt by the Indemnitee of written notice of any Third Party Claim pursuant to an invoice, notice of claim or assessment against the Indemnitee; or (iii) the Indemnitee becomes aware of the existence of any other event in respect of which indemnification may be sought from the Indemnifying Party (including any inaccuracy of any representation or warranty or breach of any covenant). The Claims Notice shall describe the Claim and the specific facts and circumstances in reasonable detail, and shall indicate the amount, if known, or an estimate, if possible, of the losses that have been or may be incurred or suffered by the Indemnitee. The failure to timely deliver a Claims Notice pursuant to this Section 7.4(a) or otherwise notify the Indemnifying Party of the commencement of such actions in accordance with the terms hereof shall not relieve the Indemnifying Party from the obligation to indemnify hereunder, subject to the limitations set forth in Section 7.3, except to the extent that the Indemnifying Party has been prejudiced thereby.

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(b) The Indemnifying Party shall have the right to (i) defend or contest (and otherwise protect the Indemnitee against) any Third Party Claim using counsel reasonably acceptable to the Indemnitee, and (ii) control the defense and settlement of the Claim, on the terms and subject to the conditions set forth in this Section 7.4. The Indemnitee shall have the right, but not the obligation, to participate at its own expense in the defense of any Claim by counsel of its own choice. In the event the Indemnifying Party fails or refuses, within thirty (30) days after such Indemnifying Party’s receipt of notice of the Claim to defend, contest or otherwise protect against such Claim, then the Indemnitee shall have the right to do so and to control the defense of such Claim, all at the reasonable expense of the Indemnifying Party.

(c) Notwithstanding anything to the contrary in this Section 7.4, the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and shall pay the reasonable fees and expenses of counsel retained by the Indemnitee if (i) the Indemnifying Party does not acknowledge in writing that the Claim is subject to indemnification by the Indemnifying Party hereunder; (ii) the Claim relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation; (iii) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such Claim for indemnification would be materially detrimental to or materially injure the Indemnitee’s reputation or future business prospects; (iv) the Claim seeks an injunction or equitable relief against the Indemnitee; (v) the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnitee; (vi) upon petition by the Indemnitee, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Claim, or (vii) the Indemnitee reasonably believes that the Losses relating to the Claim could exceed the maximum amount that such Indemnitee could then be entitled to recover under the applicable provisions of this Article 7.

(d) The defending Party shall keep the other Party reasonably informed at all times of the progress and development of its defense of and compromise efforts with respect to any Claim and shall furnish the other Party with copies of all relevant pleadings, correspondence and other papers. In addition, the parties to this Agreement shall cooperate with each other and make available to each other and their representatives all available relevant records or other materials required by them for their use in defending, compromising or contesting any Claim.

(e) Neither Party shall consent to the entry of any judgment or enter into any settlement with respect to a Third Party Claim without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement (i) includes an unconditional release of all Liability of each Indemnitee with respect to such Third Party Claim, and (ii) involves only the payment of money damages by the Indemnifying Party and does not impose an injunction or other equitable relief on the Indemnitee or impose any restrictions on the operation of the business of the Indemnitee or Affiliates of the Indemnitee.

(f) In the event both the Indemnitee and the Indemnifying Party are named as defendants in a Third Party Claim, they shall both be represented by the same counsel (on whom they shall agree), unless the Indemnitee or the Indemnifying Party shall determine that such counsel has a conflict of interest in representing both the Indemnitee and the Indemnifying Party in the same action or proceeding and the Indemnitee and the Indemnifying Party do not waive such conflict to the satisfaction of such counsel.

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(g) The Indemnifying Party hereby consents to the non-exclusive jurisdiction of any court in which a Third Party Claim is brought against any Indemnitee for purposes of any Claim that an Indemnitee may have under this Agreement with respect to such Third Party Claim or the matters alleged therein, and agrees that process may be served by Indemnitee on the Indemnifying Parties with respect to such Claim anywhere in the world at the address set forth in, or determined pursuant to, Section 9.4.

(h) A Claims Notice delivered to the Seller Parties’ Representative shall be deemed delivered to each Indemnifying Party other than for a Claim pursuant to Section 7.1(f), and actions required to be taken by the Indemnifying Party shall be taken by the Seller Parties’ Representative on behalf of the Indemnifying Party other than for a Claim pursuant to Section 7.1(f).

(i) With respect to any Claim by an Indemnitee for indemnification that does not involve a Third Party Claim (a “Direct Claim”), the Indemnifying Party shall have thirty (30) days after its receipt of the applicable Claims Notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnitee shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnitee shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Companies’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not notify the Indemnitee within thirty (30) days following its receipt of the Claims Notice that the Indemnifying Party disputes its Liability to the Indemnitee, the Direct Claim specified by the Indemnitee in the Claims Notice shall be conclusively deemed an obligation of the Indemnifying Party hereunder, and the Indemnifying Party will pay the amount of such Losses to the Indemnitee on demand. If, within thirty (30) days after receipt of the applicable Claims Notice regarding a Direct Claim, the Indemnifying Party delivers a written notice disputing its Liability to the Indemnitee and specifying in reasonable detail the Indemnifying Party’s basis therefor, then the dispute may be resolved by any legally available means consistent with the provisions of Section 9.5 and Section 9.15.

7.5 Termination of Indemnification Obligations. Other than with respect to Fundamental Representations, the representations and warranties set forth in Article 3, and the Seller Parties’ obligation to indemnify the Purchaser Indemnitees with respect thereto, shall survive the Closing for a period of eighteen (18) months and thereupon shall terminate. The obligations of the Seller Parties to indemnify any Purchaser Indemnitee, and the obligations of Purchaser to indemnify the Seller Party Indemnitees, for any breach or nonperformance of any of the Absolute Obligations, any Fraud or any other covenant contained herein shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations applicable to the Direct Claim or the Third Party Claim, as the case may be, and thereupon shall terminate. No obligation of any Indemnifying Party to indemnify and hold harmless an Indemnitee hereunder shall terminate with respect to any matter as to which the Indemnitee shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.

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7.6 Exclusive Remedy; No Rescission. From and after the Closing, the sole and exclusive remedy of the Parties for any breach of any representation, warranty, agreement or covenant under this Agreement (other than claims or causes of action arising from Fraud) will be pursuant to the indemnification obligations set forth in this Article 7. Notwithstanding the foregoing, nothing herein will limit the right of any Party to seek specific performance, injunctive or equitable relief for any breach or threatened breach of any covenant or agreement in this Agreement in accordance with Section 9.15. Notwithstanding anything to the contrary contained in this Agreement or otherwise, no breach of any representation, warranty, covenant or agreement contained in this Agreement shall give rise to any right on the part of any Party, after the Closing, to rescind this Agreement or any of the transactions contemplated hereby.

7.7 Tax Treatment of Indemnity Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8. Other Post-Closing Covenants of the SELLER PARTIES and Purchaser

8.1 Restrictive Covenants. The Companies, each Seller Party and their respective Affiliates acknowledge that (a) Purchaser, as the purchaser of the Interests, is and will be engaged in the same business as the Business; (b) the Seller Parties and their Affiliates are intimately familiar with the Business; (c) the Business is currently conducted in the State of New Jersey and Purchaser intends to continue the Business in New Jersey and intends, by acquisition or otherwise, to expand the Business into other geographic areas where it is not presently conducted; (d) the Seller Parties and their Affiliates have had access to trade secrets of and confidential information concerning the Business; (e) the agreements and covenants contained in this Section 8.1 are essential to protect the Business and the goodwill being acquired; and (f) the Seller Parties and their Affiliates have the means to support themselves and their dependents other than by engaging in a business competitive with the Business and the provisions of this Article 8 will not impair such ability. Each Seller Party covenants and agrees as follows:

(a) Non-Compete. During the Restricted Period, the Seller Parties and their Affiliates controlled by them shall not, anywhere within the Restricted Territory, directly or indirectly, acting individually or as the owner, shareholder, partner, member or employee of any Person other than Purchaser or one of its Subsidiaries, directly or indirectly, (i) engage in or own or operate a business that engages in the Business; (ii) whether or not for compensation, enter the employ of, or render any personal services to or for the benefit of, or assist in or facilitate the solicitation of customers for, or receive remuneration in the form of salary, commissions or otherwise from, any business that engages in the Business; (iii) as owner or lessor of real estate or personal property, rent to or lease any facility, equipment or other assets to any business engaged activities competitive with the Business; or (iv) receive or purchase a financial interest in, make a loan to, or make a gift in support of, any such business in any capacity, including as a sole proprietor, partner, shareholder, member, officer, director, manager, principal, agent, trustee or lender; provided, however, that a Seller Party or an Affiliate may own, directly or indirectly, solely as an investment, securities of any business traded on any national securities exchange or NASDAQ, provided that such Seller Party or such Affiliates is not a controlling person of, or a member of a group that controls, such business and further provided that such Seller Party or such Affiliates does not, in the aggregate, directly or indirectly, own five percent (5%) or more of any class of securities of such business.

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(b) Confidential Information. Each Seller Party and its Affiliates controlled by it shall retain in confidence, and shall not use for the benefit of themselves or others, all data and information relating to the Business (“Confidential Information”), including know-how, trade secrets, customer lists, vehicle routing, supplier lists, details of contracts, pricing policies, operational methods, marketing plans or strategies, bidding information, practices, policies or procedures, product development techniques or plans, and technical processes; provided, however, that the term “Confidential Information” shall not include information that (i) is or becomes generally available to the public other than as a result of disclosure in violation of this Agreement by any Seller Party or an Affiliate of any Seller Party, (ii) is, or thereafter becomes, available to any Seller Party or an Affiliate on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information to such Seller Party or Affiliate by a contractual obligation to either Company, or (iii) is general knowledge in the recycling business and not specifically related to the Business. Notwithstanding the foregoing, the Seller Parties and their Affiliates may disclose and discuss confidential information (i) in connection with any Action and shall provide Purchaser prior written notice of such disclosure at least forty-eight (48) hours before such disclosure is made, if possible, (ii) to the extent required by applicable Law or for financial or Tax reporting purposes, and (iii) to its respective accountants, legal advisors and other representatives as necessary in connection with the foregoing or in the ordinary conduct of its respective business.

(c) Non-Raid. During the Restricted Period, without the consent of Purchaser, which may be granted or withheld by Purchaser in its discretion, neither the Seller Parties nor any of their Affiliates, working alone or in conjunction with one or more other Persons, for compensation or not, shall (i) recruit or otherwise solicit or induce any Person who is, on the Closing Date or thereafter, a Vendor of the Business to terminate his, her or its relationship with, the Business, (ii) hire, recruit, or otherwise solicit any person who is, on the Closing Date, or thereafter, an employee of the Business to terminate such person’s employment with Purchaser, either Company or any of their respective Affiliates and join any Seller Party or any of their Affiliates in any business endeavor owned or pursued by any Seller Party or any of their Affiliates, or (iii) hire, recruit or otherwise solicit any Person who, within the nine months immediately preceding the date of such restricted activities, had been an employee of the Business; provided, however, that this Section 8.1(c) shall not prohibit any Seller Party or any of its Affiliates from (x) conducting any general solicitations in a newspaper, trade publication or other periodical or web posting not specifically targeted at any Person employed by either Company, or (y) participating in job fairs, career fairs or similar recruiting events.

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8.2 Rights and Remedies On Breach. If any Seller Party or Affiliate of the Seller Parties breaches, or threatens to commit a breach of, any of the provisions of Section 8.1 (the “Restrictive Covenants”), Purchaser shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Purchaser at law or in equity:

(a) Specific Performance. Each Seller Party agrees that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser. Accordingly, in addition to the rights or remedies set forth herein, Purchaser shall be entitled to exercise the remedies set forth in Section 9.15 and Section 9.16.

(b) Severability of Covenants. Each Seller Party acknowledges and agrees that the Restrictive Covenants are reasonable and valid in prohibited business activity and geographical and temporal scope and in all other respects. If the business activities, period of time or geographical area covered by the Restrictive Covenants should be deemed too extensive, then the parties intend that the Restrictive Covenants be construed to cover the maximum scope of business activities, period of time and geographical area (not exceeding those specifically set forth herein), if any, as may be permissible under applicable Law.

(c) Blue-Penciling. If any court determines that any of the Restrictive Covenants, or any part thereof, is unenforceable because of the scope of the business activities covered, the duration or the geographic area, such court shall reduce the scope duration or area of such provision, as the case may be, to the minimum extent necessary to render it enforceable and, in its reduced form, such provision shall then be enforced.

(d) Enforceability in Jurisdiction. Purchaser and the Seller Parties intend to and hereby confer jurisdiction to enforce the Restrictive Covenants on the courts of any jurisdiction within the geographic scope of the Restrictive Covenants. If the courts of any one or more of such jurisdictions hold the Restrictive Covenants unenforceable by reason of the breadth of such scope or otherwise, such determination shall not bar or in any way affect Purchaser’s right to the relief provided above in the courts of any other jurisdiction within the geographic scope of the Restrictive Covenants as to breaches of such covenants in such other respective jurisdictions, such covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

9. General

9.1 Assignment. This Agreement shall be binding on and shall inure to the benefit of the Parties, the successors or assigns of Purchaser and the heirs, legal representatives or successors or assigns of the Seller Parties; provided, however, that any such assignment shall be subject to the terms of this Agreement and shall not relieve the assignor of its or his responsibilities under this Agreement. No Party shall assign or otherwise transfer this Agreement without the prior written consent of the other Parties; provided that Purchaser may (i) assign any of its rights and interests hereunder to any affiliate of Purchaser or any successor to Purchaser, the Companies or the Business.

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9.2 Public Announcements. Except as required by Law, the rules of the New York Stock Exchange, the Toronto Stock Exchange, no Party shall make any public announcement or filing with respect to the transactions provided for herein prior to the Closing without the prior written consent of the other Parties.

9.3 Counterparts; Electronic Execution. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.4 Notices. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given if in writing and either delivered personally, sent by electronic mail in PDF format, or by nationally recognized overnight delivery service, or mailed by postage prepaid registered or certified U.S. mail, return receipt requested, to the addresses designated below or such other addresses as may be designated in writing by notice given hereunder, and shall be effective on the date delivered if delivered by personal delivery, electronic mail, three (3) Business Days following dispatch if delivered by registered or certified U.S. mail, or one (1) Business Day following dispatch if delivered by a nationally recognized overnight delivery service:

If to the Seller Parties:	Daniel Shribman *
With a copy to:	Meister Seelig & Fein PLLC 125 Park Avenue, 7th Floor New York, NY 10017 Attention: Judd Cohen and Agatha Rysinski E-mail: jhc@msf-law.com; adr@msf-law.com
If to Purchaser:	Atlantic Coast Recycling Holdings, Inc.
c/o Waste Connections US, Inc.
3 Waterway Square Place, Suite 110
The Woodlands, TX 77380
Attention: Senior Vice President, Deputy General
Counsel and Assistant Secretary
Email: robc@wcnx.org
With a copy to:	Shartsis Friese LLP 425 Market Street, 11th Floor San Francisco, CA 94105 Attention: Michael Dell, Esq. Email: mdell@sflaw.com

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9.5 Applicable Law. Except as otherwise stated, this Agreement shall be governed by and construed in accordance with the Laws of the State of New Jersey without giving effect to its conflict of laws provisions. The Parties agree that disputes with respect to the matters referenced in Sections 1.2(d) and 1.3 shall be resolved by arbitration before the Independent Accounting Firm as provided therein.

9.6 No Waiver Relating to Claims for Fraud. Notwithstanding anything herein to the contrary, the Liability of any Party under this Agreement shall be in addition to, and not exclusive of, any other Liability that such Party may have at law or equity based on such Party’s Fraud. Notwithstanding anything in this Agreement to the contrary, none of the provisions set forth in this Agreement shall be deemed a waiver by any Party to this Agreement of any right or remedy which such Party may have at law or equity based on any other Party’s Fraud, nor shall any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in any such claim for Fraud; (ii) the time period during which such a claim for Fraud may be brought, or (iii) the recourse which any such Party may seek against another Party with respect to such a claim for Fraud. Notwithstanding the foregoing, nothing in this Section 9.6 shall allow any Party to recover more than once for damages or claims based on the same set of circumstances.

9.7 Payment of Fees and Expenses. Whether or not the transactions herein contemplated shall be consummated, each Party hereto will pay its own fees, expenses and disbursements incurred in connection herewith and all other costs and expenses incurred in the performance and compliance with all conditions to be performed hereunder (including, in the case of the Seller Parties, any such fees, expenses and disbursements paid or accrued by, or charged to, either Company).

9.8 Incorporation by Reference. All Schedules and Exhibits attached hereto are incorporated herein by reference as though fully set forth at each point referred to in this Agreement.

9.9 Captions. The captions in this Agreement are for convenience only and shall not be considered a part hereof or affect the construction or interpretation of any provisions of this Agreement.

9.10 Number and Gender of Words. Whenever the singular number is used herein, the same shall include the plural where appropriate, and shall apply to all of such number, and to each of them, and words of any gender shall include each other gender where appropriate.

9.11 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the other documents delivered pursuant hereto constitute the entire agreement and understanding between the Companies, the Member and Purchaser and supersede any prior agreement and understanding relating to the subject matter of this Agreement. This Agreement may be modified or amended only by a written instrument executed or approved by the Companies, the Member, Purchaser and Seller Parties’ Representative.

9.12 Waiver. No waiver by any Party hereto at any time of any breach of, or compliance with, any condition or provision of this Agreement to be performed by any other Party hereto may be deemed a waiver of similar or dissimilar provisions or conditions at the same time or at any prior or subsequent time.

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9.13 Severability. If any provision of this Agreement or the application of any provision shall be held by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability. The remaining provisions of this Agreement shall otherwise remain in full force and effect and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.14 Rules of Construction.

(a) The Disclosure Schedules and the Exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. All Article, Section, Schedule, and Exhibit references used in this Agreement and in the Disclosure Schedules are to Articles, Sections, Schedules and Exhibits to this Agreement unless otherwise specified.

(b) The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

(c) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject extends and such phrase shall not mean “if.” All currency amounts referenced herein are in United States Dollars unless otherwise specified. The singular shall include the plural and the plural shall include the singular wherever and as often as may be appropriate.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Time shall be of an essence of this Agreement.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(f) Except as otherwise provided in this Agreement, any reference herein to any Law shall be construed as referring to such Law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time and references to particular provisions of a Law include a reference to the corresponding provisions of any prior or succeeding Law.

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(g) Reference herein to any Contract shall be construed as referring to such Contract as amended, modified, restated or supplemented.

(h) Unless the context shall otherwise require, references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Persons succeeding to such Governmental Authority’s functions and capacities.

(i) Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context shall otherwise require. Reference herein to “federal” shall be construed as referring to U.S. federal.

(j) Reference herein to “default under,” “breach of” or other expression of similar import shall be deemed to be followed by the phrase “with or without notice or lapse of time, or both.”

(k) The phrase “made available” means that (i) any of Purchaser, its Affiliates or its Representatives has had the reasonable opportunity (regardless of whether exercised) prior to the Closing Date to review such documents or materials at the offices of the Companies or any of their respective Representatives or (ii) such documents were available in the Data Room or any other physical or electronic means provided by the Companies, at least two Business Days prior to the Closing Date.

9.15 Equitable Remedies. In addition to any other rights or remedies available hereunder, upon the breach or threatened breach of any of the covenants, agreements or obligations of a Seller Party or Purchaser under this Agreement, the other Parties shall be entitled to file an action for specific performance or injunctive or other equitable relief without being required to post a bond or provide any other security.

9.16 Conflict Waiver; Attorney-Client Privilege.

(a) Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that:

(i) Meister Seelig & Fein PLLC has acted as counsel to (A) the Companies and (B) Member and its Affiliates (collectively, the “Seller Group”), in connection with the negotiation, preparation, execution and delivery of this Agreement, the documents and agreements referenced herein and the consummation of the transactions contemplated hereby and thereby. Purchaser agrees, and shall cause each Company to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of such Company by Meister Seelig & Fein PLLC (or any successor) (“Seller Group Law Firm”) shall not preclude Seller Group Law Firm from serving as counsel to the Seller Group or any Seller Party, director, member, shareholder, partner, officer or employee of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

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(ii) Purchaser shall not, and shall cause each Company not to, seek or have Seller Group Law Firm disqualified from any such representation based on the prior representation of such Company by Seller Group Law Firm. Each of the parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 9.16(a) shall not be deemed exclusive of any other rights to which Seller Group Law Firm is entitled whether pursuant to law, contract or otherwise.

(b) All communications between the Seller Group or any Company, on the one hand, and Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Seller Group and shall not pass to or be claimed by Purchaser or such Company. Accordingly, Purchaser and the Companies shall not have access to any Privileged Communications or to the files of Seller Group Law Firm relating to such engagement from and after Closing and may not use or rely on any Privileged Communications in any Action against or involving any of the Seller Group. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Purchaser nor any Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Purchaser or any Company shall be a holder thereof, (ii) to the extent that files of Seller Group Law Firm in respect of such engagement constitute property of the client, only the Seller Group (and not Purchaser nor any Company) shall hold such property rights and (iii) Seller Group Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or any Company by reason of any attorney-client relationship between Seller Group Law Firm and any Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including any Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, Purchaser and its Affiliates (including such Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Purchaser nor any of its Affiliates (including such Company) may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Purchaser or any of its Affiliates (including any Company) is legally required by governmental order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Law, and (y) advisable in the opinion of Purchaser’s counsel, then Purchaser shall immediately (and, in any event, within two Business Days/days notify Seller Parties’ Representative in writing so that Seller Parties can seek a protective order.

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(c) This Section 9.16 is intended for the benefit of, and shall be enforceable by, Seller Group Law Firm. This Section 9.16 shall be irrevocable, and no term of this Section 9.16 may be amended, waived or modified, without the prior written consent of Seller Group Law Firm.

9.17 Joint Preparation. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.18 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signatures appear on the following page.]

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IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement by persons thereunto duly authorized as of the date first above written.

PURCHASER:	Atlantic Coast Recycling Holdings, Inc.

	By:	/s/ Ronald J. Mittelstaedt
Ronald J. Mittelstaedt, President and Chief Executive Officer

COMPANIES:	Atlantic Coast Recycling, LLC

	By:	/s/ Daniel Shribman
Daniel Shribman Authorized Officer

Atlantic Coast Recycling of Ocean County, LLC

	By:	/s/ Daniel Shribman
Daniel Shribman Authorized Officer

B. RILEY PARTIES:	ReVal Group, LLC

	By:	/s/ Daniel Shribman
Daniel Shribman Authorized Officer

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B. Riley Financial, Inc.

By:	/s/ Bryant Riley
Bryant Riley Co-CEO

BR Financial Holdings, LLC

By:	/s/ Bryant Riley
Bryant Riley Co-CEO

B. Riley Environmental Holdings, LLC

By:	/s/ Daniel Shribman
Daniel Shribman Authorized Officer

BRF Investments, LLC

By:	/s/ Bryant Riley
Bryant Riley Co-CEO

/s/ Mario Gigante
Mario Gigante
InfraNext Partners Holdings LLC

By:	/s/ Scott Troeller
Managing Partner

/s/ Alan Milton
Alan Milton

/s/ Bruce Papp
Bruce Papp

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Provident Trust Group - Robert Deutschman Roth IRA

By:	/s/ Robert Deutschman
Beneficiary

/s/ Robert Deutschman
Robert Deutschman

/s/ Roger Shapiro
Roger Shapiro

Seller Parties’ Representative	/s/ Daniel Shribman
Daniel Shribman

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Exhibit A

Defined Terms

As used in the Membership Interest Purchase Agreement to which this Exhibit A is attached, the following initially capitalized terms shall have the meanings set forth below.

“401(k) Plan” has the meaning set forth in Section 6.9.

“Absolute Indemnity Cap” has the meaning set forth in Section 7.3(c).

“Absolute Obligations” has the meaning set forth in Section 7.3(b).

“ACA” means the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010.

“Action” means any civil, criminal or administrative action, claim, case, investigation, inquiry, audit, suit, cause of action, or other proceeding by or before any Governmental Authority or arbitration panel.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. In the case of an entity, Affiliates include directors, managers, general partners and officers; in the case of individuals, Affiliates include the individual’s spouse, father, father-in-law, mother, mother-in-law, grandfather, grandmother, brothers, brothers-in-law, sisters, sisters-in-law, sons-in-law, daughters-in-law, children and grandchildren; and in the case of a trust, Affiliates include the grantors, trustees and beneficiaries of the trust.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Agreement” has the meaning set forth in the preamble.

“Allocation Statement” has the meaning set forth in Section 1.3.

“Asset Purchase Agreement” has the meaning set forth in the preamble.

“Asset Purchase Assignment” has the meaning set forth in Section 5.2(m).

“Asset Seller” has the meaning set forth in the preamble.

“B. Riley Environmental Holdings” has the meaning set forth in the preamble.

“B. Riley Financial” has the meaning set forth in the preamble.

“BR Financial Holdings” has the meaning set forth in the preamble.

“B. Riley Investments” has the meaning set forth in the preamble.

“B. Riley Party” or “B. Riley Parties” have the meanings set forth in the preamble.

“Balance Sheet Date” has the meaning set forth in Section 3.7.

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“Business” has the meaning set forth in the preamble.

“Business Day” means any day of the year other than a Saturday, Sunday or a public or bank holiday in New Jersey or Texas.

“Capital Expenditure Reimbursement Amounts” has the meaning set forth in Section 1.2.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (H.R. 748), and applicable rules, regulations and guidance, in each case, as amended.

“CDL” has the meaning set forth in Section 3.16(c).

“Claim” has the meaning set forth in Section 7.4(a).

“Claims Notice” has the meaning set forth in Section 7.4(a).

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Current Assets” means the amount of the aggregate current assets of the Companies as of the Closing Date, including cash, prepaid expenses the benefit of which survives the Closing, and the accounts receivable of the Companies (less the amount of any credits payable to the Companies’ customers arising prior to the Closing Date and an allowance for doubtful accounts), but excluding any current or deferred Tax assets.

“Closing Date Current Liabilities” means the amount of the aggregate current Liabilities (including trade payables, accrued vacation and sick leave benefits, any current Liabilities for Taxes other than Income Taxes, but excluding the current portion of long-term debt to the extent such current portion is included in Closing Date Debt) of the Companies as of the Closing Date and any Income Tax Liabilities or deferred Tax Liabilities.

“Closing Date Debt” means (excluding current Liabilities to the extent reflected in Closing Date Current Liabilities or to the extent included in Transaction Expenses) (a) the amount of the aggregate debt of the Companies outstanding on the Closing Date (including long term Liabilities associated with any such current Liabilities) required to be repaid by Purchaser or the Companies prior to, at or immediately after the Closing Date and all prepayment penalties and costs incurred or to be incurred by Purchaser or the Companies in connection with the repayment of any such debt; (b) the amount of the aggregate debt of the Companies outstanding on the Closing Date (including long term Liabilities associated with any such current Liabilities), which will remain outstanding obligations of the Companies after the Closing Date, and all prepayment penalties and costs applicable to such debt if repaid prior to maturity, including in each case all interest accrued through and including the Closing Date; (c) the aggregate amount of the present value as of the Closing Date, discounted at the lease rate factor, if known, inherent in the lease or, if the lease rate factor is not known, at the rate charged to the Companies by a third party lender in connection with its most recent borrowing to finance equipment, of all purchase money lease obligations of the Companies that are not capitalized lease obligations (excluding any real property leases but including the Forklift Leases (as defined in Disclosure Schedule 3.12)); (d) the aggregate amount of the present value as of the Closing Date of all capitalized lease obligations (determined in accordance with GAAP) of the Companies; (e) the aggregate amount of all undischarged judgments against the Companies; (f) the aggregate amount of all obligations secured by Tax Liens against the Companies’ assets and (g) any Income Taxes of or with respect to the Companies for any Pre-Closing Tax Period. For the avoidance of doubt, Closing Date Debt shall include the Nine Hundred and Eight Thousand Five Hundred Twenty Two Dollars ($908,522) pension withdrawal liability owed to United Food and Commercial Workers International Union-Industry Pension Fund that will be paid off on the Closing Date.

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“Code” means the Internal Revenue Code of 1986, as amended.

“Company” or “Companies” has the meaning set forth in the preamble.

“Confidential Information” has the meaning set forth in Section 8.1(b).

“Consent” means any consents, approvals, permissions, clearances, waiting period expirations or terminations, exemptions, waivers, authorizations, filings, registrations or notifications.

“Consent Holdback Amount” has the meaning set forth in Section 1.5.

“Contract” means, other than Permits, any agreement, contract, deed, easement, lease, license or other legally binding commitment or undertaking, in each case whether written or oral.

“Corporate Transparency Act” means the Corporate Transparency Act (31 U.S.C § 5336) and all rules and regulations promulgated thereunder, as each may be amended or replaced from time to time.

“Data Room” has the meaning set forth in Section 3.9(a).

“Deductible Amounts” has the meaning set forth in Section 7.3(b).

“Delivered Documents” has the meaning set forth in Section 3.18(a).

“Deutschman IRA” has the meaning set forth in the preamble.

“Direct Claim” has the meaning set forth in Section 7.4(i).

“Disclosure Schedules” has the meaning set forth in Article 3.

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“Environmental Laws” means all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Material, or to the impacts of Hazardous Material on public health, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation Recovery Act (42 US §6901 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), each of their state and local counterparts or equivalents, as each has been amended, and the regulations promulgated pursuant thereto.

“Environmental Permit” means any Permit required under or issued pursuant to any Environmental Law.

“Environmental Site” shall mean any Facility, UST and other waste storage, processing, treatment or disposal facility, and any other business site or other real property owned, leased, controlled, operated or used by either Company or any predecessor thereof prior to the Closing.

“Environmental Site Losses” shall mean any and all Losses and expenditures (including expenses in connection with site evaluations, risk assessments and feasibility studies), arising out of or required by an interim or final judicial or administrative decree, judgment, injunction, mandate, interim or final permit condition or restriction, cease and desist order, abatement order, compliance order, consent order, clean-up order, exhumation order, reclamation order or any other remedial action that is required to be undertaken under federal, state or local Law in respect of operating activities on or affecting any Environmental Site, including (i) any actual or alleged violation of any Law respecting the protection of the environment, including RCRA and CERCLA and (ii) any remedies or violations, whether by a private or public action, alleged or sought to be assessed as a consequence, directly or indirectly, of any Hazardous Material existing, on or prior to the Closing, at any Environmental Site, whether or not any Release resulting from any such Hazardous Material Release is into the air, water (including groundwater) or land.

“Equity Interests” means, with respect to any Person that is not a natural person, (a) any capital stock, partnership interests (whether general or limited), membership interests and any other equity interests or share capital of such Person or any other interest that confers the right to receive a share of the profits and losses of, or distribution of earnings or assets, or a voting or control right as to, such Person, including, in the case of the Companies, the Interests, (b) any warrants, Contracts or other rights or options to subscribe for or to purchase any of the items set forth in the foregoing clause (a), (c) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business, and (d) any securities or instruments exchangeable for or convertible or exercisable into any of the foregoing or with any profit participation features with respect to such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning set forth in Section 3.17(a)(i).

“ERISA Plans” has the meaning set forth in Section 3.17(a)(i).

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“Estimated Closing Statement” has the meaning set forth in Section 1.2(b).

“Facility” has the meaning set forth in the Asset Purchase Agreement.

“Families First Act” means the Families First Coronavirus Response Act.

“Financial Statements” has the meaning set forth in Section 3.7.

“FinCEN” means the Financial Crimes Enforcement Network of the Department of the Treasury.

“Fixed Assets” has the meaning set forth in Section 3.12.

“FMCSA Drug & Alcohol Clearinghouse” has the meaning set forth in Section 3.16(f).

“Fraud” means common law fraud under the Laws of the State of New Jersey.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization, Standing and Qualification); Section 3.2 (Capitalization); Section 3.3 (Authority for Agreement); Section 3.4(b) and 3.4(c) (No Breach or Default); Section 3.6 (Subsidiaries); Section 3.8 (Actions); Section 3.16(d) (Personnel), solely with respect to wage and hour Liability; Section 3.17 (Benefit Plans; Parachute Payments); Section 3.18 (Taxes); Section 3.33 (Brokers; Finders); and Article 4.

“GAAP” means generally accepted accounting principles in the United States of America.

“General Indemnity Cap” has the meaning set forth in Section 7.3(c).

“Gigante” has the meaning set forth in the preamble.

“Golden Parachute Payment” has the meaning set forth in Section 3.17(b).

“Governmental Authority” means any federal, state or local government or executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitration body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.

“Hazardous Material” means the substances (a) defined as “Hazardous Waste” in 40 CFR 261, and substances defined in any comparable state statute or regulation; (b) any substance the presence of which requires remediation pursuant to any Environmental Laws; and (c) any substance required to be disposed of in a manner expressly prescribed by Environmental Laws.

“Income Tax” means any Tax imposed on, or with reference to, income, profits or gains, or net income or gross receipts, including any interest, penalty, or addition thereto, whether disputed or not.

“Indemnifying Party” has the meaning set forth in Section 7.4(a).

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“Indemnitee” has the meaning set forth in Section 7.4(a).

“Independent Accounting Firm” has the meaning set forth in Section 1.2(d).

“InfraNext” has the meaning set forth in the preamble.

“Intercompany Settlement” means the elimination of all intercompany payables, receivables, assets and Liabilities from the financial statements of the Companies at or prior to Closing.

“Interests” has the meaning set forth in the preamble.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge of Mario Gigante, Alan Milton, Bruce Papp, Roger Shapiro, Christian Morgan or Daniel Shribman, or any knowledge which should have been obtained by any of them on reasonable inquiry by a reasonable business Person.

“Law” means all statutes, laws, ordinances, codes, rules, regulations, Orders, judgments, injunctions, awards, decrees, consent judgments, consent orders and requirements of any Governmental Authority.

“Liability” means any debts, obligations, duties, guarantees or liabilities of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), regardless of whether any such debts, obligations, duties, guarantees or liabilities would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Lien” means any mortgage, pledge, lien, charge, hypothecation, security interest, financing statement, claim, easement, plat restriction, right of first refusal, right of first offer, deed restriction, community property interest, option, equitable interest, restriction of any kind (including any restriction on use, voting, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance.

“Losses” means (a) any and all losses, damages, Liabilities, injuries, deficiencies, judgments, fines, fees, penalties (whether civil, criminal, or other), Taxes, costs, and expenses (including (i) reasonable attorneys, accountants, investigators, and experts fees, costs, and expenses; and (ii) court costs, arbitration costs, filing fees, and other costs and expenses relating thereto); (b) all amounts paid in settlement; (c) any and all costs and expenses of enforcing any right to indemnification hereunder; and (d) any and all costs and expenses of pursuing third parties, including any insurance providers, in each case including any and all interest, assessments, and other charges paid or payable in connection with or in respect of any of the foregoing; provided, however, that “Losses” shall not include punitive damages, except to the extent awarded to a third party or in connection with a claim for fraud, criminal, or willful misconduct.

“Material Contracts” has the meaning set forth in Section 3.14.

“Material Customer” has the meaning set forth in Section 3.20(a).

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“Member” has the meaning set forth in the preamble.

“Milton” has the meaning set forth in the preamble.

“Neutral Accounting Firm” has the meaning set forth in Section 1.2(d).

“Ocean County Management Contract” has the meaning set forth in Section 1.5.

“Order” means any order, writ, judgment, preliminary or permanent injunction, stipulation, determination, award or other legally enforceable requirement issued, made, rendered, entered or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority or arbitrator.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, articles of organization, certificate of formation, certificate of limited partnership, bylaws, partnership agreement, limited liability company agreement, members agreement, stockholders agreement, formation agreement and other similar organizational documents of such entity (in each case, as amended through the Closing Date), as applicable.

“Papp” has the meaning set forth in the preamble.

“Party” or “Parties” has the meaning given to it in the preamble.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, qualifications, certificates, variances and similar rights required by Law and issued by any Governmental Authority.

“Permitted Liens” means: (a) Liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) landlords’, mechanics’, materialmen’s’, contractors’ or other similar Liens arising or incurred in the ordinary course of business and for amounts which are not yet due or payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) minor imperfections of title and Liens reasonably acceptable to Purchaser, if any, that are de minimis and do not impair the value or interfere with the present or continued use of such property or asset, (d) pledges or deposits to secure the obligations under a Company’s revolving credit facility and other existing indebtedness of the Companies; and (e) those identified on Schedules 3.11, 3.12 and 3.13.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

“Plans” has the meaning set forth in Section 3.17(a)(i).

Membership Interest Purchase Agreement	A-7
Atlantic Coast Recycling

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any Straddle Period, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 6.6(a).

“Pre-Closing Taxes” means any Taxes imposed on or with respect to the Companies for any and all Pre-Closing Tax Periods; provided that “Pre-Closing Taxes” shall not include any Taxes to the extent such Taxes were included in Closing Date Current Liabilities, Closing Date Debt, Transaction Expenses, or which were withheld or deducted from the Purchase Price pursuant to Section 1.4.

“Privileged Communications” has the meaning set forth in Section 9.16(b).

“Pro Rata Share” means, with respect to each Seller Party, a percentage as set forth with respect to such Seller Party as set forth on Schedule 7.3(d).

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchase Price Adjustment” has the meaning set forth in Section 1.2(d).

“Purchaser” has the meaning given to it in the preamble.

“Purchaser Indemnitee” has the meaning set forth in Section 7.1.

“Purchaser Indemnitees” has the meaning set forth in Section 7.1.

“Purchaser Indemnity Event” has the meaning set forth in Section 7.1.

“Purchaser Indemnity Events” has the meaning set forth in Section 7.1.

“R. Deutschman” has the meaning set forth in the preamble.

“Real Property” has the meaning given to it in Section 3.10.

“Reasonable efforts” means the efforts that a reasonable Person desirous of achieving the result would use in similar circumstances to ensure that such result is achieved as soon as reasonably practicable.

“Recipient” has the meaning set forth in Section 3.17(b).

“Records, Notifications and Reports” has the meaning set forth in Section 3.25.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

Membership Interest Purchase Agreement	A-8
Atlantic Coast Recycling

“Required Consents” has the meaning set forth in Section 3.5.

“Requisite Permits” has the meaning set forth in Section 3.10.

“Resolution Period” has the meaning set forth in Section 1.2(d).

“Restricted Period” means the period beginning as of the Closing Date and ending five (5) years after the Closing Date; provided, however, that if a court of competent jurisdiction determines that such period is unenforceable, Restricted Period shall mean the maximum period permitted by such court of competent jurisdiction; provided, further, that the Restricted Period shall be extended by the number of days in any period in which any Seller Party or an Affiliate of any Seller Party is determined by a court of competent jurisdiction to be in default or breach of Section 8.1.

“Restricted Territory” means anywhere within a 100 mile radius of the Companies’ facilities in Passaic and Ocean Counties.

“Restrictive Agreement” means any non-competition, non-solicitation or similar Contract or any Contract that contains a non-competition, non-solicitation or similar provision related to the Business, regardless of whether such Contract restricts or benefits the Companies, the Member or the Business.

“Restrictive Covenants” has the meaning set forth in Section 8.2.

“Review Period” has the meaning set forth in Section 1.2(d).

“Seller Group” has the meaning set forth in Section 9.16(a)(i)).

“Seller Group Law Firm” has the meaning set forth in Section 9.16(a)(i).

“Seller Party” or “Seller Parties” have the meanings set forth in the preamble.

“Seller Party Indemnitee” has the meaning set forth in Section 7.2.

“Seller Party Indemnitees” has the meaning set forth in Section 7.2.

“Seller Party Indemnity Event” has the meaning set forth in Section 7.2.

“Seller Party Indemnity Events” has the meaning set forth in Section 7.2.

“Seller Parties’ Representative” has the meaning set forth in Section 6.11(a).

“Shapiro” has the meaning set forth in the preamble.

“Straddle Periods” has the meaning set forth in Section 6.6(b).

“Subsidiary” means, with respect to a Person, any corporation, association, partnership, limited liability company, joint venture or other business or corporate entity, enterprise or organization of which the management is directly or indirectly (through one or more intermediaries) controlled by such Person or 50% or more of the Equity Interests in which is directly or indirectly (through one or more intermediaries) owned by such Person.

Membership Interest Purchase Agreement	A-9
Atlantic Coast Recycling

“Tax” or “Taxes” means (a) to any and all federal, state, local and foreign income, gross receipts, profits, sales, use, occupation, value added, goods and services, customs, ad valorem, transfer, franchise, withholding, unclaimed property, unemployment, capital stock, inventory, payroll, recapture, employment, fuel, excise, social security, environmental, windfall or excess profits, severance, premium, recording, direct and indirect transfer, disability, registration, documentary transfer, documentation stamp, workers’ compensation, duties (custom and others), alternative or addon minimum, license, estimated, property, or other taxes charges, fees, imposts, levies or other assessments of any kind whatsoever, and unclaimed property and escheat obligations, together with all interest, fines, penalties and additions imposed with respect to such amounts, (b) any liability for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of a group of persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an Affiliated Group (or being included (or being required to be included)) in any Tax Return related to such Affiliated Group (including any liability pursuant to Treasury Regulations Section 1.1502-6); and (c) any liability for the payment of any amounts as a result of (x) any express or implied legal obligation to indemnify or otherwise assume the Tax liability of any other person, (y) any successor or transferee liability for any Tax, or any tax sharing agreement, contract or otherwise in respect of any items described in clause (a) or (b) above (other than any contract with incidental Tax provisions entered into in the ordinary course of business).

“Tax Proceeding” has the meaning set forth in Section 6.5(c).

“Tax Returns” means all federal, state, local and foreign returns, estimates, forms, information statements and reports relating to Taxes.

“Third Party Claim” has the meaning set forth in Section 7.4(a).

“Third-Party Reimbursement” has the meaning set forth in Section 7.3(i).

“Transaction Bonuses” means any stay-bonus, transaction completion, notice-severance or other change-of-control bonus or other similar payment or benefit, executive, contractual and statutory severance obligations or any other termination-related payment or benefit to any current or former directors, managers, employees and other service providers of the Companies, and any payments or benefits required to be made or provided pursuant to the Companies acquisition bonus plan or any similar plan in effect as of the Closing, which have been paid or provided or become payable or are required to be paid before, on or after Closing as a result of the Companies and the Seller Parties entering into this Agreement or the consummation of any of the transactions contemplated hereby.

“Transaction Expenses” means (excluding current Liabilities to the extent reflected in Closing Date Current Liabilities or to the extent included in Closing Date Debt) the aggregate amount of all fees and expenses incurred by the Companies on their own behalf or on behalf of the Seller Parties in connection with the process of selling the Interests or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby or relating to bonuses, in each case, that have not been paid, including (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any foreign, federal, state or local Governmental Authorities or third parties on behalf of the Seller Parties or the Companies, (b) any fees or expenses associated with obtaining the release and termination of any Liens, (c) all brokers’ or finders’ fees or other financial advisory fees incurred by the Companies and/or the Seller Parties in connection with the transactions contemplated by this Agreement, (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts, (e) all Transaction Bonuses, (f) any Taxes borne or to be borne by the Companies (including any Taxes incurred in connection with the exercise of, or payments made in respect of, any equity incentive compensation) with respect to the foregoing and (g) the Seller Parties’ share of any Transfer Taxes.

Membership Interest Purchase Agreement	A-10
Atlantic Coast Recycling

“Transfer Taxes” means all foreign, federal, state, and local transfer, documentary transfer, stamp, sales, use, registration, excise, value-added, direct and indirect transfer, goods or services, recording, documentation, and other similar Taxes arising from the transactions contemplated by this Agreement.

“True Up Calculations” has the meaning set forth in Section 1.2(d).

“True Up Date” has the meaning set forth in Section 1.2(d).

“USTs” has the meaning set forth in Section 3.27.

“Vendor” means any third party selling a product or service to the Business on or within the six (6) months immediately prior to the Closing Date.

“WARN Act” means the federal Workers Adjustment and Retraining Notification Act of 1988.

“Working Capital Deficit” has the meaning set forth in Section 1.2(a).

“Working Capital Surplus” has the meaning set forth in Section 1.2(a).

Membership Interest Purchase Agreement	A-11
Atlantic Coast Recycling